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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Campbell Soup Company
Exact name of registrant as specified in charter

0000016732
Registrant CIK Number

Notice of Annual Shareowners Meeting to be held on November 21, 2003 and 2003 Proxy Statement
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-3822
SEC file number, if available

N/A
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camden, State of New Jersey, 2003.

Campbell Soup Company
(Registrant)

By: [signature]
(Name and Title)
John J. Furey
Vice President and Corporate Secretary

Table of Contents

RETURN TO SHAREOWNERS* PERFORMANCE GRAPH

The following graph compares the cumulative total Shareowner return on the Company's Capital Stock with the cumulative total return of the Standard & Poor's Packaged Foods Index (the "S&P Packaged Foods Group") and the Standard & Poor's 500 Stock Index (the "S&P 500"). The graph assumes that $100 was invested on July 31, 1998, in each of Campbell stock, the S&P Packaged Foods Group and the S&P 500, and that all dividends were reinvested.


140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003
(8/01/03)
$112
$95
$50
CAMPBELL
S&P 500
S&P PACKAGED FOODS

* Stock Appreciation + Dividend Reinvestment
Campbell closing price was $23.87 on August 3, 2003

	1998	1999	2000	2001	2002	2003
CAMPBELL	100	83	51	55	46	50
S&P 500 INDEX	100	120	131	112	86	95
S&P PACKAGED FOODS INDEX	100	97	84	104	109	112

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1000 Main Street
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This Proxy is Solicited on Behalf of the Board of Directors for the Annual Meeting on November 21, 2003

The undersigned hereby appoints Douglas R. Conant, or, in his absence, Ellen O. Kaden or, in the absence of both of them, John J. Furey, and each or any of them, proxies with full power of substitution in each, to vote all shares the undersigned is entitled to vote, at the Annual Meeting of Shareowners of Campbell Soup Company to be held at Windsor Locks Ballroom, Sheraton Hotel at Bradley International Airport, Windsor Locks, Connecticut 06096, at 11:00 a.m., Eastern Time, and at any adjournments thereof, on all matters coming before the meeting, including the proposals referred to below. If the undersigned is a participant in one of the Campbell Soup Company Savings and 401(k) Plans or in the Campbell Soup Company Ltd Employee Savings and Stock Bonus Plan (any of such plans, a "Savings Plan"), then the undersigned hereby directs the respective trustee of the applicable Savings Plan to vote all shares of Campbell Soup Company Capital Stock in the undersigned's Savings Plan account at the aforesaid Annual Meeting and at any adjournments thereof, on all matters coming before the meeting, including the proposals referred to below.

Campbell Soup Company Directors recommend a vote:

"FOR" all Nominees
"FOR" Proposal 2
"FOR" Proposal 3

Check this box to cast your vote in accordance with the recommendations of Campbell Soup Company Directors: ☐

Campbell Soup Company Directors recommend a vote "FOR" all Nominees.

1. Election of Directors

☐ **FOR ALL NOMINEES, except as noted below** ☐ **WITHHOLD AS TO ALL NOMINEES**

☐ Edmund M. Carpenter	☐ Douglas R. Conant	☐ Paul R. Charron
☐ Bennett Dorrance	☐ Kent B. Foster	☐ Harvey Golub
☐ Randall W. Larrimore	☐ Philip E. Lippincott	☐ Mary Alice D. Malone
☐ David C. Patterson	☐ Charles R. Perrin	☐ George M. Sherman
☐ Donald M. Stewart	☐ George Strawbridge, Jr.	☐ Les C. Vinney
☐ Charlotte C. Weber		

Campbell Soup Company Directors recommend a vote "FOR" Proposal 2.

2. Ratification of Appointment of Auditors ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

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3. Approval of the 2003 Long- Term Incentive Plan ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

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Building momentum



Campbell's
New Flavor!
Soup at Hand
M'm! M'm! GOOD! TO GO
CHICKEN WITH MINI NOODLES
Chicken with Mini Round Noodles

Campbell's

Campbell Soup Company 2003 Annual Report

Financial Highlights

(millions of dollars, except per share amounts)	2003 53 Weeks	2002 52 Weeks
Net sales	$ 6,678	$ 6,133
Gross margin	$ 2,873	$ 2,690
Percent of sales	43.0%	43.9%
Earnings before interest and taxes [1,2]	$ 1,105	$ 984
Percent of sales	16.5%	16.0%
Net cash provided by operating activities	$ 873	$ 1,017
Capital expenditures	$ 283	$ 269
Earnings before cumulative effect of accounting change [1,2]	$ 626	$ 525
Per share [1,2]		
Basic [1,2]	$ 1.52	$ 1.28
Diluted [1,2]	$ 1.52	$ 1.28
Dividends	$ 259	$ 258
Per share	$ 0.63	$ 0.63

[1] In 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" and discontinued the amortization of goodwill and indefinite-lived intangible assets. Results for 2002 include $70 ($54 after tax or $.13 per share) of amortization. See also Note 3 to the Consolidated Financial Statements.

[2] 2003 and 2002 results include pre-tax costs of $1 and $20 ($14 after tax or $.03 per share), respectively, related to an Australian manufacturing reconfiguration. Of these amounts, pre-tax costs of approximately $1 and $19 were recorded in 2003 and 2002, respectively, in Cost of products sold.



Dear Shareowner,

Two years ago we began to implement a three-year, five-point plan designed to renew Campbell Soup Company. In fiscal 2003, we began building momentum with innovative products, revitalized core brands and reenergized employees.

Net sales in fiscal 2003 increased 9 percent (currency and acquisitions accounted for 5 percent of the increase) to $6.7 billion, and earnings before the cumulative effect of accounting change grew 8 percent (excluding amortization from fiscal 2002 results) to $626 million, or $1.52 per share. These gains were achieved through strong volume growth in the second half of the fiscal year as we passed the midway point of our Transformation Plan. All of our major reporting segments showed top-line growth. Our decision to invest more heavily in our brands through both marketing and product innovation is beginning to yield better results.

I believe that Campbell Soup Company now has in place the four elements necessary for any consumer products company to be successful for the long term: (1) We have strong brands that are leaders in their categories; (2) we compete within large, appealing categories with above-average growth; (3) we possess a financial structure that generates the cash flow required to sustain solid growth; and (4) we have an organization that is capable of creating and executing our increasingly competitive plans.

With these elements for success in place, we have broadened our strategic framework to realize the full potential of our portfolio and our people. We believe that these five strategies, which have been modified during the past two years, will drive Campbell Soup Company to its next level of performance:

1 Revitalize core North America thermal businesses
  – U.S. Soup
  – Beverages, Sauces and Simple Meals

2 Strengthen the broader portfolio for consistent sales and earnings growth

3 Continually improve product and package quality

4 Drive total system productivity

5 Build organization excellence and vitality

1. Revitalize core North America thermal businesses

Seventy percent of our operating earnings are derived from our hot-filled, shelf stable businesses — soup, beverages, sauces — and we are committed to developing competitive advantage in taste, nutrition and packaging in these businesses.

Soup > *Campbell's* soups outsell the leading branded competition in the U.S. by a margin of 7 to 1. At the heart of our program is a commitment to make soups more appealing to consumers by continually improving quality, making packaging more convenient and making shopping easier. This past year we brought this objective to life on all three fronts. First, our reformulated "cold blend" condensed vegetable soups entered the marketplace with improved quality of those 10 varieties. Second, we delivered *Campbell's Soup at Hand* sippable soups, the first truly portable soup product.

Third, we developed *iQ Shelf Maximizer*, a breakthrough shelving system that groups soups in a highly visible and efficient way that makes it much easier for consumers to find their favorite varieties. In fiscal 2004, we are building on these initiatives. We have improved 14 more condensed soup varieties using cold blend processing. We have launched an entirely new platform for portability — *Campbell's M'm! M'm! Good! To Go* — incorporating *Campbell's Soup at Hand, Campbell's Chunky* and *Campbell's Select* brand soups, all in microwavable containers. And we are rolling out *iQ Shelf Maximizer* to more high-volume retail outlets.

> "We are creating a strong, focused company."

Beverages, Sauces and Simple Meals > In our North America Sauces and Beverages businesses, we're making considerable progress thanks to our investments in marketing and new product development. In addition, the investments in thermal technology and manufacturing that we have made in our soup business are being leveraged in these businesses as well. In fiscal 2003, our *V8, Pace* and *Prego* brands responded to marketing initiatives and delivered both top-line and bottom-line growth. The introduction of *V8 Splash* Smoothies helped restore growth to the beverage business.

We intend to take advantage of the fact that two thirds of today's meals are still eaten at home. Simple meals made from Campbell's soups and sauces will be a theme of our 2004 marketing campaigns.

2. Strengthen the broader portfolio for consistent sales and earnings growth

Most of the brands in our broader portfolio are first or second in their categories, but there is still plenty of room for market expansion. We have accelerated innovation and intensified consumer support to grow sales volume and, where appropriate, market share.

Snacking and baking businesses account for more than 20 percent of our sales. Our three core brands — *Pepperidge Farm, Arnott's, Godiva* — have a solid position and opportunities for top-line growth.

In fiscal 2003, Pepperidge Farm had strong growth in all three of its core businesses — biscuits, bakery and frozen — while Arnott's delivered increased sales and earnings and achieved the #2 salty snack position in Australia through our acquisition of Snack Foods Ltd. *Godiva* continues to be one of the most recognized luxury brands in the world today. However, its growth continued to be affected by softness in consumer spending for luxury goods.

In International Soup and Sauces, we also delivered growth. In Europe, we have successfully integrated our dry soup businesses purchased more than two years ago and those businesses grew. We experienced weakness in our base businesses in the United Kingdom, France and Germany, but we have plans in place to address those issues. In Asia Pacific, our soup business in Australia continued to deliver good growth.

3. Continually improve product and package quality

Two years ago we set superiority standards for our top-selling 120 products around the world. Since then, we have tripled the number of these products that are rated superior to competition and we have laid the groundwork for even greater progress in the years ahead. We are also aggressively upgrading our packaging capabilities across our portfolio. Our work in soup is illustrative of this effort.

In fiscal 2003, *Campbell's Soup at Hand* sippable soups introduced new easy-open, microwavable packaging that proved to be a big success and created an opportunity to establish a whole new platform for soup growth. For fiscal 2004, we have introduced more *Campbell's Soup at Hand* varieties and new microwavable packaging for both *Campbell's Chunky* and *Campbell's Select* brands in a new section within the soup aisle under the umbrella brand *M'm! M'm! Good! To Go.* At the same time, new easy-open lids on condensed soup are providing many opportunities for consumers to try *Campbell's* soup instead of other food choices. Our vegetable soups in aseptic packaging have had good success both in Canada, with *Campbell's Gardennay,* and in Australia, with *Campbell's Velish*. We are also making significant gains in customizing our products for our customers through innovative packaging.

4. Drive total system productivity

In fiscal 2003, we delivered cost savings in excess of $130 million. This is an important element of our efforts to generate increased funding for our brands. Across our entire supply chain, we are generating significant savings through upgrading systems and increasing the efficiency of our spending. Our new Pepperidge Farm bakery in Bloomfield, Connecticut, and the upgrade of Arnott's bakery in Marleston, Australia, will give us a better cost profile in our core bakery business.

5. Build organization excellence and vitality

Through both internal advancements and external hires, we have created a workforce that I believe is second to none in the industry. We have added leadership in critical areas and enhanced our talent at all levels. Additionally, we have made notable progress improving employee satisfaction and morale through multiple workplace initiatives.

Outlook

Our outlook is bright. In U.S. Soup, we are starting to gain traction through better marketing and innovative new products, as well as improved product quality and packaging. Our broader portfolio is also starting to gain momentum, and we are getting better top-line results. We are increasing the contributions from new products, and improving quality and productivity. We expect to further improve momentum in fiscal 2004 through top-line growth across several of our businesses, especially in soup, as innovation and more efficient and effective marketing continue. We also expect to maintain our current level of capital investment to support innovation, ensure capacity to support our growth and generate more productivity.

The plan we initiated two years ago is helping us renew our winning ways. We are creating a strong, focused company that can consistently deliver a total shareowner return that is among the best in the consumer food industry.

Douglas R. Conant

Douglas R. Conant
President and Chief Executive Officer



Chairman's message

In fiscal 2003, we saw momentum building behind our Transformation Plan. Our investments for quality improvements, and innovation with the new microwavable convenience platform, have generated consumer and customer excitement about *Campbell's* soups.

Last spring, the Board completed a comprehensive analysis of the Company's strategic plan in which we developed a broader strategic view encompassing Campbell's entire thermal processing capabilities. We have identified opportunities to grow and leverage our leading brands in soup, sauces and beverages utilizing proprietary manufacturing processes and technology.

The Compensation and Organization Committee approved a new executive compensation program that provides more stock-based incentives. We believe this new program better reflects the current market environment while continuing to align the interests of management with those of shareholders.

Campbell has long been recognized for its leadership in corporate governance. This year, new governance standards proposed by the New York Stock Exchange provided an opportunity to reevaluate our governance practices. As explained in the 2003 proxy statement, we have broadened our governance principles and adopted new charters for each of our committees. We believe these actions will continue Campbell's leadership in this important area.

In November 2003, Tom Field and David Li will retire from the Board. They will be missed. Tom was elected in 1987, and his expertise in food retailing brought a valuable perspective to the Board. David was elected in 1995, and brought a rich background in finance and international business. The nominees to succeed them are Paul Charron, Chairman and CEO of Liz Claiborne, and Les Vinney, President and CEO of Steris Corporation. Paul brings a strong consumer products background, including tenures at both General Foods and Procter & Gamble. Les has a solid financial background, as well as a career in diversified businesses. I am confident that both Paul and Les will make valuable contributions to the Board.

George M. Sherman

George M. Sherman
Chairman of the Board

1 REVITALIZE CORE NORTH AMERICA THERMAL BUSINESSES

U.S. Soup



The soup for right now

Consumers have relied on the *Campbell's* brand for more than a century to provide superior simple meals and snacks. Today, we are bringing even more convenient soup choices to satisfy busy, on-the-go lifestyles. With new portable packaging, improved ready-to-serve varieties, added value and, as always, superior taste, *Campbell's* soups can now be enjoyed anytime, anywhere.

convenient

Capitalizing on the success of ***Campbell's Soup at Hand*** single-serve soups, we have added seven new sippable varieties to enjoy on-the-go, including Chicken with Mini Noodles and Mexican-Style Fiesta for teens and "tweens."


Soup at Hand
Soup at Hand

relevant

Tampa Bay Buccaneer John Lynch joins Campbell's long-running "Mama's Boys" campaign for ***Campbell's Chunky*** soup. To score extra points with hearty eaters, we have introduced ***Chunky*** Grilled Chicken and Sausage Gumbo, and added 33 percent more chicken to ***Chunky*** Chicken Corn Chowder.

M'm! M'm! Good! To Go* >** According to National Eating Trends research, 34 percent of lunches are eaten "on the run." To answer consumers' needs for portability, we're bringing greater convenience to our most popular ready-to-serve ***Campbell's Chunky and ***Campbell's Select*** soups, with new microwavable packaging. Now a warm, wholesome bowl of soup can be ready in just minutes!



FELLOWSHIP
21
Campbell's
CHUNKY
Sirloin Burger with Country Vegetables

valued

To provide a broader set of choices in the ready-to-serve soup section, we introduced ***Campbell's Kitchen Classics*** soups, high-quality soups aimed at the value-conscious consumer. These 10 soups include varieties like Chicken Noodle and Tomato.



Campbell's
Kitchen Classics Soup
Chicken Noodle

creative

More and more consumers continue to enjoy our great-tasting soups when dining away from home. Last year, sales of ***Campbell's*** frozen and refrigerated restaurant-quality soups had double-digit growth. To better serve the needs of our food service customers, we offer ***Stockpot*** Custom Creations, a flexible program whereby our chefs develop customized soups for restaurant menus.

1

REVITALIZE CORE NORTH AMERICA THERMAL BUSINESSES

U.S. Soup



Make it Campbell's instead

We're creating new reasons to enjoy *Campbell's* soups every day, with better-tasting soups and quick and easy recipes. With our new advertising—*Make It Campbell's Instead*—we're reminding consumers to choose *Campbell's* soup instead of hot dogs, instead of macaroni and cheese, instead of pizza. At the same time, we're enhancing our *Campbell's Fun Favorites* soups and working with celebrities like actress Mandy Moore and hip-hop artist Bow Wow, to appeal to today's contemporary *Campbell Kids*.

fun

[illegible] ***Campbell's Fun Favorites*** soups for kids enjoyed steady growth with the introduction of soups with ***Goldfish*** and pasta. This year, we have enhanced our kids' soups with more pasta, more flavorful broth and more exciting packaging. Our goal is to make ***Campbell's*** soups the #1 choice for simple meals and snacks that kids love eating—and moms love serving.

tasty

Dinner (and Tuesday) will never be the same now that Campbell has introduced its ***Tasty Tuesday Tip of the Week™*** meal solution program. Celebrity spokesperson Gordon Elliott will star in radio and TV advertising to share weekly recipes and meal-planning tips made with Campbell products to help solve mom's daily dinner dilemmas.



Kid-Appealing Soups > More than 72 million children under age 18 live in the U.S. These younger soup-lovers are an important — and admittedly fun — group of Campbell consumers.

> powerful

Last year, we introduced our *iQ Shelf* system, designed to help customers find their favorite condensed soups faster. Now, the soup aisle is even friendlier with ***iQ Shelf Maximizer***, a new system whereby our cans are gravity-fed from large, clearly marked shelf holders. In 2004, we plan to roll this system out to thousands of stores.


SWANSON
Chicken Broth

> essential

Flavor's In, Water's Out. Promoting ***Swanson*** broth as the essential stock to keep in the pantry has been successful during the holiday season as well as year-round, helping to boost shipments double digits in 2003. Aseptic packaging adds to the convenience of this popular recipe ingredient.

Southwestern Appeal > The ***Pace Trailgating*** Tour combines the authenticity of cowboy-style chuckwagon cooking and the time-honored tradition of tailgate barbecuing. We plan to visit more than 30 events this year as title sponsor of the ***Pace*** Picante Rodeo Championships and expect to continue to build on the brand's Southwestern heritage — delivering another year of strong growth.



authentic

Your favorite Mexican restaurant is as close as your kitchen now that the ***Pace*** brand has served up ***Mexican Creations*** cooking sauces. These flavorful sauces include Classic Taco, Sweet Roasted Onion & Garlic, Roasted Ranchero, Verde with Tomatillos & Jalapeños and Cilantro & Lime.


mexican
creations
TACO

hearty

Nearly half of consumers add meat to pasta sauce. Now, they can add ***Prego*** Hearty Meat sauces to their shopping list. These sauces are superior to the leading competitor and are available in Authentic Italian Sausage, Meatball Parmesan and Classic Meat with Fresh Mushrooms.


Prego
HEARTY
MEAT

REVITALIZE CORE NORTH AMERICA THERMAL BUSINESSES

Beverages, Sauces and Simple Meals

1



Bringing new zest to life

Campbell's sauce brands—*Pace* Mexican sauces, *Prego* pasta sauces and *Franco-American* gravies—provide consumers with the opportunity to create a range of flavorful and simple meals and snacks. Campbell's beverage brands give consumers "better for you" beverage choices with *V8* Vegetable juice and the refreshing taste of *V8 Splash* juice beverages.

refreshing

8 Splash Smoothies, a shelf-stable beverage with ssential nutrients and a "splash" of soy protein, is off o a fast start this year. Currently available in Peach ango, Strawberry Banana and Citrus Blend, this roduct line will add three new flavors in 2004 opical Colada, Orange Creme and Wild Berry Creme.


V8
Splash
Smoothies
Peach
Mango

nutritious

The ***V8*** brand is juiced up about its third consecutive year of sales growth, up more than 6 percent in 2003, after the introduction of Lemon Twist ***V8*** juice and the continued success of its "Drink Smarter" advertising campaign. Another key beverage initiative is this year's introduction of the first organic product in Campbell history—***Campbell's*** Organic Tomato Juice.

2 STRENGTHEN THE BROADER PORTFOLIO FOR CONSISTENT SALES AND EARNINGS GROWTH



More fun, more flavors, more choice for all

Campbell markets many powerful brands around the world to satisfy consumer needs in snacking and baking, premium chocolate, dry soups and sauces and aseptic soups. This provides the platform to leverage scale in many ways. For example, we are beginning to see greater synergies in aseptic soup between North America and Europe, and in snacking and baking between Pepperidge Farm and Arnott's.


Goldfish
COLORS

colorful

Pepperidge Farm Goldfish crackers swim in more than half of all U.S. households with children under 12. And their pond became a whirlpool of activity this year with new ***Goldfish*** Colors, one of the most successful launches in the brand's 40-year history. Coming soon, four extreme varieties of ***Flavor Blasted Goldfish*** crackers.

premier


GODIVA

Consumers around the world love ***Godiva*** chocolates. We are building on this strong equity to reach consumers in powerful luxury markets like Singapore, Hong Kong and Japan, and adding new chocolates such as the ***Godiva*** Caramel Nouveau Collection.

Bite-sized Treats > Pepperidge Farm is the proud new parent of Mini Cookies — bite-sized replicas of such classics as ***Milano*** and ***Chocolate Chunk*** cookies. Five varieties offer consumers a convenient way to satisfy their cravings for some of America's favorite premium cookies anytime, anywhere.


Mini Milano
New!
Mini
Milano


Kettle
Original
French
Fries

snacking

With the completion of the Snack Foods Ltd. acquisition, Arnott's adds to its line of *Rix* and *Kettle* Chips savory snacks with more Australian favorites including *Cheezels, Planters, Thins, CCs* and *French Fries.* And for the pint-sized crowd, now *Tiny Teddy Dippers* come with delicious new flavors — thick chocolate hazelnut, strawberry crème and milky white chocolate.

fruitful

Made from real fruit, Arnott's *SnackRight* biscuits meet growing consumer demand for great-tasting, lower-fat snacks. Increased marketing has nearly doubled household penetration from 6 to 10 percent while driving category growth, and the biscuits remain #1 in the "Better For You" segment of their market.

Making It Easier > Today's busy consumers want their meals easy to prepare and easy to eat. That's why we continue to invest in convenience. All of our soups, from our icon condensed brands to ready-to-serve ***Campbell's Chunky*** and ***Campbell's Select,*** now feature easy-open lids.



Campbell's
Chicken
Noodle
SOU

improved

Using innovative cold blend technology, we've upgraded 30 percent of our condensed soups. In 2004, we'll also add more rice to ***Campbell's*** Chicken with Rice soup and more pasta to ***Campbell's Fun Favorites*** soups.



Campbell's
Gardennay
Campbell's
Velish

innovative

Consumers in western Canada savor ***Campbell's Gardennay*** restaurant-quality, ready-to-serve vegetable soups in aseptic packaging. These soups leverage Campbell's expertise with this innovative technology to produce ***Swanson*** broths in the U.S., ***Liebig*** soups in France and ***Campbell's Velish*** soups in Australia.

CONTINUALLY IMPROVE PRODUCT AND PACKAGE QUALITY

3



Raising the bar

Across our portfolio, we're improving the quality of our products and packaging to make our soups, sauces, beverages and snacks more convenient and more consumer-friendly. From easy-open lids and easy-grip jars to more pasta in our soups and more meat in our sauces, we're raising quality standards to make our brands the preferred choice.

competitive

A major program to improve our European soups, sauces and stocks is delivering strong results in the marketplace. In consumer testing, more than 50 percent of our products are now preferred over the competition. In addition, Germany's *Heisse Tasse* line has launched *Swing* low-fat soups and *Extra* pasta soups.

customized

One of Campbell's most important initiatives is tailoring assortments of products to suit the needs of our varied customers. From specially-sized juice packs to large bundles of soup, we are continuously helping our customers differentiate themselves in the marketplace.


Campbell's
TOMATO

4 DRIVE TOTAL SYSTEM PRODUCTIVITY



Working better, working smarter

Our teams are working hard to bring best-in-class processes and technologies to all areas of the company. We aim to drive the most efficient and effective business systems in the U.S. and then share our knowledge across the globe.

collaboration

Campbell earned the #8 spot in Cannondale Associates' PoweRanking™ survey, where retailers and manufacturers rate each other in areas such as strategy, service and profitability. Campbell's reemergence in the top 10 follows an investment in building customer relationships and helping customers to grow.

CANNONDALE

possibilities

In 2003, we launched a new initiative with our sales and marketing teams to drive more profitable business growth with our retail customers. It's called the Customer Investment Program and it utilizes state-of-the-art analytical tools, along with joint business planning, to grow our mutual businesses.

On the Rise > We are modernizing our bakery operations to further improve our baked goods and reduce overall costs. In the U.S., a new energy-efficient, state-of-the-art Pepperidge Farm bakery in Bloomfield, Connecticut, became fully operational this year.



focus

Campbell's innovative use of Internet technology is placing us at the forefront of the global movement toward electronic data-sharing. Campbell was one of the first manufacturers to send and receive data with Wal-Mart stores through the UCCnet Global Data Registry, speeding delivery time and ensuring more accurate invoicing.

productivity

The forecast is bright with Campbell's new Sales and Operations Planning process. This program aligns functional areas, from marketing and sales to manufacturing and distribution, allowing us to better share information across these areas. We are optimistic that this process will help us improve our planning accuracy and inventory management.

Hitting the Bull's-eye > The new Dr. John T. Dorrance Culinary & Learning Center in our World Headquarters represents a significant investment in our workplace. Pictured here is our sales team for Target stores, the second-largest general merchandiser in the U.S. Their teamwork exemplifies the winning spirit within our organization, earning Campbell the "2002 Target Vendor Award of Excellence."



engaging

We are living our pledge to our employees — Campbell Valuing People and People Valuing Campbell™ — and measuring our results through a yearly employee survey. We are also embracing a new Leadership Model to build an environment of trust across the organization.

CAMPBELL VALUING PEOPLE

> developing

Campbell's mission to establish world-class research and development facilities and culinary capabilities reached another milestone with the opening of a new R&D Center in the United Kingdom. This modern facility, with development and demonstration kitchens, pilot plant and consumer test center, provides Campbell U.K. with greater resources to drive product and packaging innovation.

BUILD ORGANIZATION EXCELLENCE & VITALITY

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Winning in the workplace

To win in the marketplace we must win in the workplace. We want to demonstrate an extraordinary commitment to our people so that they will deliver an extraordinary commitment to the success of our company. This promise also flows out to our neighbors in the communities where we live.

inspiring

This year, the Campbell Soup Foundation celebrates 50 years of making a difference in the U.S. To commemorate this anniversary, the Foundation announced the "50 Hours for 50 Years" Volunteer Campaign. As part of this program, Campbell teams will volunteer 50 hours in communities where they work and live.

creating

Our Stockpot Inc. Culinary Campus in Woodinville, Washington, provides an entrepreneurial and creative environment where Stockpot chefs collaborate with some of the nation's leading restaurant chains to create signature soups and menu items. Our customer teams have a passion for food and a mindset of continuous innovation.

Financial Review

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Overview Earnings before the cumulative effect of accounting change were $626 million ($1.52 per share) in 2003 compared to $525 million ($1.28 per share) in 2002. (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) Comparisons to the prior year are impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" as of the beginning of 2003. In accordance with the provisions of this standard, the company discontinued amortization of goodwill and indefinite-lived intangible assets on a prospective basis from the date of adoption. Had such amortization been eliminated as of the beginning of the prior year, net earnings for 2002 would have been $579 million, or $1.41 per share. The 2002 results included a restructuring charge and related costs of approximately $20 million pre-tax ($.03 per share) associated with the Australian manufacturing reconfiguration. Pre-tax charges of $19 million were classified as Cost of products sold and $1 million were classified as a Restructuring charge. The 2003 results included costs of $1 million associated with the Australian manufacturing reconfiguration which commenced in 2001. The increase in earnings before the cumulative effect of accounting change in 2003 was due to higher sales during the year, lower interest expense, and a lower effective tax rate compared to the prior year, partially offset by higher administrative expenses and higher pension expense. In addition, there were 53 weeks in 2003 and 52 weeks in 2002. The additional week contributed approximately $.02 per share to earnings in 2003.

In connection with the adoption of SFAS No. 142, the company also recognized a one-time non-cash charge of $31 million (net of a $17 million tax benefit) in the first quarter of 2003, or $.08 per share, as a cumulative effect of accounting change. This charge related to impaired goodwill associated with the Stockpot business, a food service business acquired in August 1998. See also Note 3 to the Consolidated Financial Statements.

Although SFAS No. 142 precludes restatement of prior period results, prior period segment operating earnings have been adjusted to reflect the pro forma impact of amortization eliminated under the standard.

During the first quarter ended October 27, 2002, the company acquired two businesses for cash consideration of approximately $170 million and assumed debt of approximately $20 million. The company acquired Snack Foods Limited, a leader in the Australian salty snack category, and Erin Foods, the number two dry soup manufacturer in Ireland. Snack Foods Limited is included in the Biscuits and Confectionery segment. Erin Foods is included in the International Soup and Sauces segment. The businesses have annual sales of approximately $160 million.

In 2002, net earnings declined 19% and earnings per share declined 17% compared to 2001. The 2001 results included a restructuring charge and related costs of approximately $15 million pre-tax ($.03 per share) associated with the Australian manufacturing reconfiguration. Pre-tax charges of $10 million were classified as a Restructuring charge and $5 million were classified as Cost of products sold. Net earnings in 2001 also included an approximate $.03 per share dilutive impact from the European dry soup and sauce brands acquisition. The earnings decline in 2002 was primarily related to planned increases in marketing and infrastructure investments across major businesses, partially offset by lower interest expense.

In 2003, certain stock-based incentive compensation costs and deferred compensation expenses were reclassified from Other expenses to reflect the costs by function on various lines of the Statements of Earnings. Prior periods have been reclassified to conform to the current presentation.

Beginning in 2002, the company adopted the consensus reached by the Financial Accounting Standards Board's (FASB's) Emerging Issues Task Force (EITF) on Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." Under this consensus, the EITF concluded that certain consumer and trade promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction allowances, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of this consensus in 2002 resulted in the following reclassifications to the annual results for 2001: Net sales were reduced by $893 million; Cost of products sold was reduced by $14 million; and Marketing and selling expenses were reduced by $879 million. These reclassifications had no impact on net earnings.

Sales Sales increased 9% in 2003 to $6.7 billion from $6.1 billion. The increase in sales was due to a 3% increase in volume and mix, a 1% increase due to higher selling prices, a 3% increase from currency, and a 2% increase from the acquisitions of Erin Foods and Snack Foods Limited. The additional week in 2003 accounted for approximately 1 to 2 percentage points of the increase. Worldwide wet soup volume increased 2%.

Sales increased 6% in 2002 to $6.1 billion from $5.8 billion. The increase in sales was due to a 4% increase from the European acquisition which was completed in May 2001, a 2% increase due to volume and mix, a 1% increase due to higher selling prices, offset by a 1% decline due to increased revenue reductions from trade promotion and consumer coupon redemption programs. Worldwide wet soup volume increased 1% from 2001.

An analysis of net sales by segment follows:

(millions)	2003	2002	2001	% Change 2003/2002	% Change 2002/2001
North America Soup and Away From Home	**$2,606**	$2,524	$2,532	3	—
North America Sauces and Beverages	**1,246**	1,182	1,161	5	2
Biscuits and Confectionery	**1,774**	1,507	1,446	18	4
International Soup and Sauces	**1,052**	920	632	14	46
	$6,678	$6,133	$5,771	9	6

The 3% increase in sales from North America Soup and Away From Home in 2003 versus 2002 was due to a 1% increase in volume and mix, a 1% increase due to lower revenue reductions from trade promotion and consumer coupon redemption programs, and a combined 1% increase from higher price realization and currency. U.S. wet soup volume increased 2% over the prior year. Ready-to-serve volume increased 8% behind volume gains in *Campbell's Chunky* and *Campbell's Select* soups, and the launch of *Soup at Hand* sippable soups in convenient portable microwaveable packaging. *Swanson* broth reported a volume increase of 13% due to successful promotional campaigns for cooking with broth. Condensed soup volume declined 6%. Canada reported growth in soup volume, due in part to the regional introduction of the new *Campbell's Gardennay* soup in aseptic packages. Away From Home experienced increased soup volume, offset by declines in lower margin businesses.

Sales in 2002 from North America Soup and Away From Home were flat with 2001. Volume and mix increased 1% from the prior year, offset by an increase in revenue reductions from trade promotion and consumer coupon redemption programs. U.S. wet soup volume increased 1%. Ready-to-serve volume increased 9% behind the double-digit volume gains in *Campbell's Chunky* and *Campbell's Select* soups. This volume growth was driven by new varieties, quality improvements, and increased advertising. *Swanson* broth volume increased 4%. Condensed soup volume declined 5%. Canada reported sales growth in all businesses, particularly soup, in response to increased marketing. Away From Home sales slightly increased over the prior year led by solid soup sales performance, which offset a decline in lower margin bakery and frozen entrée sales.

The 5% increase in sales from North America Sauces and Beverages in 2003 versus 2002 was due to a 4% increase in volume and mix, a 1% increase from higher price realization, a 1% increase due to lower revenue reductions from trade promotion and consumer coupon redemption programs, offset by a 1% decline due to currency. The sales increase was driven by strong gains in *Pace* Mexican sauces, *Prego* brand products, *V8* vegetable juices, *Campbell's* tomato juice, Latin America, and the introduction of *V8 Splash* Smoothies. The introduction of *Prego* Hearty Meat sauces and *Pace Mexican Creations* sauces contributed to the sales growth. These gains were partially offset by declines in *Franco-American* canned pasta and gravies.

The 2% increase in sales from North America Sauces and Beverages in 2002 versus 2001 was due to a 3% increase in volume and mix, offset by a 1% reduction due to higher revenue reductions from trade promotion and consumer coupon redemption programs. The volume growth resulted from the performance of *Prego* pasta bake sauces, which were introduced in the fourth quarter of 2001, *Pace* Mexican sauces, *V8* vegetable juices and the Mexican business. These volume gains were partially offset by continued declines in *Franco-American* canned pasta and *V8 Splash* beverages.

Sales from Biscuits and Confectionery increased 18% in 2003 due to a 3% increase in volume and mix, a 4% increase from higher price realization, an 8% increase from the acquisition of Snack Foods Limited in Australia, a 4% increase from currency, offset by a 1% increase in revenue reductions from trade promotion and consumer coupon redemption programs. The favorable currency impact principally reflected the strengthening of the Australian dollar. Pepperidge Farm reported sales increases in cookies, crackers, and fresh bread. Arnott's contributed to the sales increase with growth in the chocolate segment and new products introduced in the year, particularly *Snackright* fruit-based low fat biscuits. Godiva Chocolatier's worldwide sales increased due to growth in Asia, partially offset by continued weakness in same store sales in North America.

Sales from Biscuits and Confectionery increased 4% in 2002 due to a 4% increase in volume and mix, a 1% increase from higher price realization, offset by a 1% decline from currency, primarily the Australian dollar. Pepperidge Farm contributed to the sales growth with new products, including the introduction of *Dessert Bliss* cookies and *Goldfish* Sandwich crackers, and increased distribution. Arnott's in Australia reported volume gains due to increases in value-added products in the snack foods category, such as *Rix* Rice chips and *Kettle* chips. *Tim Tam* biscuit sales also increased significantly. Godiva sales rose slightly, as new store openings worldwide offset lower same store sales in North America in the aftermath of September 11th.

International Soup and Sauces reported a 14% increase in sales due to a 12% increase from currency and a 2% increase from the acquisition of Erin Foods in Ireland. Strong performance of dry soups in Europe was offset by weakness in the wet soup and sauces businesses in the United Kingdom,

France and Germany. The United Kingdom performance reflected declines in *Homepride* sauces and *Campbell's* soups. Sales in France declined due primarily to aggressive competitive activity. In Germany, a significant portion of the private-label soup business is being discontinued. The Asia Pacific region reported sales growth.

International Soup and Sauces reported a 46% increase in sales in 2002 due primarily to a 44% increase from the European dry soup and sauce acquisition, which was completed in the fourth quarter of 2001, and a 2% increase from currency. The base business in Europe declined slightly as weakness in United Kingdom soup and sauces was partially offset by gains in soup sales in Belgium and France. Asia Pacific sales increased due to growth in Australian soup, broth and beverages.

Gross Margin Gross margin, defined as Net sales less Cost of products sold, increased by $183 million in 2003 due to the increase in sales. As a percent of sales, gross margin was 43.0% in 2003, 43.9% in 2002, and 45.7% in 2001. The percentage decrease in 2003 was due to the lower margin structure of acquisitions (approximately 0.5 percentage points), costs associated with transition and startup of the new Pepperidge Farm bakery and with the discontinuance of certain co-packing contracts (approximately 0.3 percentage points), and the net adverse impact of pricing, productivity gains, mix and quality improvements (approximately 0.4 percentage points), offset by the benefits of lower costs related to the Australian manufacturing reconfiguration (approximately 0.3 percentage points). The percentage decline in 2002 from 2001 was due mainly to the continuing mix shift in U.S. soup towards ready-to-serve products (approximately 0.4 percentage points), the cost of quality improvements across a number of products (approximately 0.7 percentage points), and costs associated with the Australian manufacturing reconfiguration (approximately 0.3 percentage points).

Marketing and Selling Expenses Marketing and selling expenses as a percent of sales were 17.1% in 2003, 17.5% in 2002, and 15.4% in 2001. Marketing and selling expenses increased approximately 7% in 2003. The increase was driven by currency and acquisitions (3 percentage points), increased advertising, primarily for *V8 Splash* Smoothies, *V8* juices and *Pace* Mexican sauces (3 percentage points), and incremental selling expense due to shelving initiatives and systems upgrades. In 2002, Marketing and selling expenses increased approximately 21% from 2001. The European dry soup and sauce acquisition accounted for 5% of the increase. The remaining increase in 2002 was due primarily to the planned increases in advertising investments across the portfolio (approximately 8 percentage points), particularly in U.S. soup and sauces, and selling infrastructure investments (approximately 5 percentage points) to improve execution capability.

Administrative Expenses Administrative expenses as a percent of sales increased to 7.6% in 2003 from 7.4% in 2002. Administrative expenses increased by approximately 12% in 2003 from 2002. Currency and acquisitions accounted for approximately 5 percentage points of the increase. The remaining increase was driven by a number of items, including costs associated with litigation, investments in information technology, and an increase in bad debt expense. In 2002, Administrative expenses increased to 7.4% of Net sales from 7.0% in 2001 due to higher compensation costs and costs associated with investments in people and information technology to improve execution capabilities.

Research and Development Expenses Research and development expenses increased $9 million or 11% in 2003 from 2002 due to costs associated with quality improvement initiatives and new product development costs (approximately 8 percentage points), and the impact of currency and acquisitions (approximately 3 percentage points). Research and development costs increased $15 million or 23% in 2002 from 2001 due to costs associated with quality improvement initiatives (approximately $10 million) and new product development (approximately $5 million).

Other Expenses Other expenses decreased to $28 million in 2003 compared to $99 million in 2002 due primarily to the elimination of $70 million of amortization of goodwill and indefinite-lived intangible assets upon adoption of SFAS No. 142 as of the beginning of 2003. In 2003, Other expenses were impacted by an increase in non-cash adjustments to the carrying value of long-term investments in affordable housing partnerships ($36 million), partially offset by gains on sales of land and buildings ($16 million) and a one-time payment for the transfer of the Godiva Chocolatier ice cream license ($5 million). Other expenses increased in 2002 as compared to 2001 primarily due to increased amortization expense associated with the European acquisition.

In 2003, costs related to stock-based incentive compensation and deferred compensation were reclassified from Other expenses to reflect the costs by function. The prior periods were adjusted to conform to the current presentation.

Operating Earnings As previously noted, operating segment results for 2002 and 2001 have been restated to reflect the pro forma impact of SFAS No. 142. Amortization expense of $70 million was eliminated from 2002 operating earnings. Amortization expense of $54 million was eliminated from 2001 operating earnings. Segment operating earnings, on a comparable basis, increased 5% from 2002. Segment operating earnings declined 13% in 2002 from 2001.

Management's Discussion and Analysis of Results of Operations and Financial Condition

An analysis of operating earnings by segment follows:

(millions)	2003	2002	2001	% Change 2003/2002	% Change 2002/2001
North America Soup and Away From Home	**$ 632**	$ 634	$ 784	—	(19)
North America Sauces and Beverages	**289**	257	316	12	(19)
Biscuits and Confectionery	**212**	186	208	14	(11)
International Soup and Sauces	**128**	120	63	7	90
	$1,261	$1,197	$1,371	5	(13)
Corporate	**(156)**	(143)	(123)		
	$1,105	$1,054	$1,248		

Earnings from North America Soup and Away From Home in 2003 were even with 2002 earnings. The increase in sales was offset by a decline in gross margin due to quality improvements, packaging improvements and product mix. In addition, costs increased due to shelving initiatives and system upgrades.

Earnings from North America Soup and Away From Home decreased 19% in 2002 from 2001 due to planned increases in trade and consumer promotion costs, advertising expenses, infrastructure investments and costs of quality improvements. The promotion and advertising investments were focused on ready-to-serve products, including *Campbell's Chunky* and *Campbell's Select,* and the new *Campbell's Supper Bakes* meal kits.

Earnings from North America Sauces and Beverages increased 12% in 2003 from 2002 primarily due to the increase in sales of *Pace, V8 Splash* and *Prego* brand products, and an improvement in gross margin.

Earnings from North America Sauces and Beverages declined 19% in 2002 from 2001 primarily due to a significant increase in marketing investments, principally on *Prego, Pace* Mexican sauces and *V8* vegetable juices.

Earnings from Biscuits and Confectionery increased 14% in 2003 compared to 2002. Favorable currency translation accounted for approximately 4 percentage points of the increase. Operating earnings in 2003 were impacted by approximately $10 million of transitional expenses related to the closure of the Pepperidge Farm bakery in Norwalk, Connecticut and startup of the new bakery in Bloomfield, Connecticut. Earnings in 2003 benefited from a $5 million payment to Godiva for the transfer of an ice cream license. Operating earnings in 2002 included $20 million of costs associated with the Australian manufacturing reconfiguration compared to $1 million in 2003.

In 2002, earnings from Biscuits and Confectionery decreased 11%. Earnings included the effect of costs associated with the Australian manufacturing reconfiguration of $20 million in 2002 and $15 million in 2001. The remaining decline was due primarily to increased marketing investments across the portfolio and a decline in earnings from Godiva, partially offset by increased sales in Pepperidge Farm and Arnott's.

The 7% increase in 2003 earnings from International Soup and Sauces was primarily due to favorable currency translation, partially offset by $8 million of costs associated with the discontinuance in 2004 of certain co-packing contracts in Europe.

The 90% increase in 2002 earnings from International Soup and Sauces was due to the European acquisition. Base earnings declined significantly due to lower sales in the United Kingdom soup and sauces business and planned increases in marketing across the portfolio.

Corporate expenses increased in 2003 primarily due to adjustments recorded to the carrying value of long-term investments in affordable housing partnerships and legal expenses related to ongoing litigation, partially offset by lower stock-related compensation costs.

Corporate expenses increased in 2002 due principally to planned infrastructure investments and higher compensation costs.

Nonoperating Items Interest expense declined 2% in 2003 from 2002 due to lower levels of debt and lower interest rates.

Interest expense decreased 13% in 2002 from 2001. Higher interest expense due to increased average debt levels following the fourth quarter 2001 European acquisition was more than offset by a steep decline in short-term rates.

The effective tax rate was 32.2% in 2003 and 34.2% in both 2002 and 2001, as reported. The comparable tax rate for 2002 and 2001 would be 33.3% and 33.8%, respectively, based on a pro forma adjustment for the adoption of SFAS No. 142. The reduction in the rate from 2002 to 2003 reflects a number of factors which favorably impact foreign and U.S. taxes.

Restructuring Program A restructuring charge of $10 million ($7 million after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnott's in Australia. In the second quarter of 2002, the company recorded an additional $1 million restructuring charge related to planned severance actions. Related costs of approximately $1 million, $19 million ($13 million after tax) and $5 million ($4 million after tax) were recorded in 2003, 2002 and 2001, respectively, as Cost of products sold, primarily representing accelerated depreciation on assets to be taken out of service. This program was designed to drive greater manufacturing efficiency resulting from the closure of the Melbourne plant. Approximately 550 jobs were eliminated due to the plant closure. As a result of this reconfiguration, the company expects annual pre-tax cost savings of approximately $10 million, most of which will be realized in 2004. In 2003, the company incurred startup costs associated with the transition of production. These costs were substantially offset by a gain on the sale of the facility. See Note 5 to the Consolidated Financial Statements for further discussion of this program.

Liquidity and Capital Resources

Net cash flows from operating activities provided $873 million in 2003, compared to $1.0 billion in 2002. The 2002 cash flow benefited from a significant reduction in working capital to a low level, which was maintained in 2003. Net cash flows from operations in 2002 decreased to $1.0 billion from $1.1 billion in 2001. This decrease was primarily due to lower net earnings resulting from planned increases in marketing and infrastructure investments. Over the last three years, operating cash flows totaled approximately $3 billion. This cash generating capability provides the company with substantial financial flexibility in meeting its operating and investing needs.

Capital expenditures were $283 million in 2003, $269 million in 2002 and $200 million in 2001. Capital expenditures are projected to be approximately $285 million in 2004. The increase in 2003 was driven by the Pepperidge Farm bakery and soup quality projects, partially offset by reduced spending in Australia on the manufacturing reconfiguration, which was substantially completed in 2002. The increase in 2002 was due to planned process improvements, product quality enhancements, the Australian plant reconfiguration, and the construction of the new Pepperidge Farm bakery.

Businesses acquired, as presented in the Statements of Cash Flows, primarily represents the acquisitions of Snack Foods Limited and Erin Foods in the first quarter of 2003. The purchase price adjustment in 2002 related to the European dry soup and sauces acquisition, completed in 2001.

In November 2002, the company issued $400 million of ten-year 5% fixed-rate notes due December 2012. The proceeds were used to retire $300 million 6.15% notes and to repay commercial paper borrowings. In connection with this issuance, the company entered into ten-year interest rate swaps that converted $300 million of the fixed-rate debt to variable.

In November 2002, the company terminated interest rate swap contracts with a notional value of $250 million that converted fixed-rate debt (6.75% notes due 2011) to variable and received $37 million. Of this amount, $3 million represented accrued interest earned on the swap prior to the termination date. The remainder will be amortized over the remaining life of the notes as a reduction to interest expense.

Long-term borrowings in 2002 were the result of a series of debt issuances throughout the year. In September 2001, the company issued $300 million seven-year 5.875% fixed-rate notes. The proceeds were used to repay short-term borrowings. While planning for the issuance of these notes, the company entered into interest rate swaps with a notional value of approximately $138 million that effectively fixed a portion of the interest rate on the debt prior to issuance. These contracts were settled at a loss of approximately $4 million upon issuance of the notes. This loss is being amortized over the life of the notes. In conjunction with the issuance of these notes, the company also entered into a $75 million seven-year interest rate swap that converts fixed-rate debt to variable.

In October 2001, the company issued $300 million two-year variable-rate notes. The proceeds were also used to repay short-term borrowings. In connection with this issuance, the company entered into a $300 million two-year interest rate swap that converts the variable-rate debt to fixed.

In November 2001, the company redeemed $100 million 5.625% fixed-rate notes due in September 2003. The notes were callable at par. This redemption was financed with lower rate commercial paper.

In December 2001, the company issued an additional $200 million of its existing 6.75% fixed-rate notes due February 2011, originally issued in February 2001. These additional notes were priced at a premium to reflect market conditions. The proceeds were used to repay short-term borrowings.

In January 2002, the company repaid $300 million of variable-rate notes due December 2003. The notes were repaid with lower cost short-term borrowings.

In March 2002, the company issued $300 million five-year 5.50% fixed-rate notes. The proceeds were used to repay $228 million variable-rate notes due in December 2003 and short-term borrowings. In connection with this issuance, the company entered into a five-year interest rate swap that converts $100 million of the fixed-rate debt to variable.

In June 2002, the company filed a $1 billion shelf registration statement with the Securities and Exchange Commission to use for future offerings of debt securities. Under the registration statement, the company may issue debt securities from time to time, depending on market conditions. The company intends to use the proceeds to repay short-term debt, to reduce or retire other indebtedness or for other general corporate purposes. As of August 3, 2003, the company had $600 million available for issuance under this registration statement. See also Recent Developments.

Long-term borrowings completed in 2001 included both a three-year floating rate loan, which funded the purchase of 11 million shares under forward stock purchase contracts for approximately $521 million in December 2000, and the issuance of $500 million 6.75% fixed-rate notes due February 2011. The proceeds of the 6.75% notes were used primarily to repay short-term borrowings. The company also entered into ten-year interest rate swap contracts with a notional value of $250 million in connection with the issuance of the 6.75% fixed-rate notes. The company terminated these swaps in November 2002.

Dividend payments decreased to $259 million in 2003, compared to $286 million in 2002. Dividends declared in 2003 and 2002 totaled $0.63 per share and in 2001 totaled $0.90 per share. The 2003 fourth quarter rate was $0.1575 per share.

Capital stock repurchases totaled 1 million shares at a cost of $24 million during 2003, compared to 200,000 shares at a cost of $5 million during 2002 and repurchases of 14.3 million shares at a cost of $618 million in 2001. In 2001, the strategic share repurchase plan was suspended. The company expects to continue to repurchase shares to offset the impact of dilution from shares issued under incentive stock compensation plans.

At August 3, 2003, the company had $1.279 billion of notes payable due within one year and $31 million of standby letters of credit issued on behalf of the company. The company maintains $1.8 billion of committed revolving credit facilities, which remain unused at August 3, 2003, except for $31 million of standby letters of credit. In September 2003, the company entered into a $900 million committed 364-day revolving credit facility, which replaced an existing $900 million 364-day facility that matured in September 2003. The company also has a $900 million revolving credit facility that matures in September 2006. These agreements support the company's commercial paper program.

The company is in compliance with the covenants contained in its revolving credit facilities and debt securities.

The company believes that foreseeable liquidity, including the resolution of the contingencies described in Note 20 to the Consolidated Financial Statements, and capital resource requirements are expected to be met through anticipated cash flows from operations, management of working capital, long-term borrowings under its shelf registration, and short-term borrowings, including commercial paper. The company believes that its sources of financing are adequate to meet its liquidity and capital resource requirements. The cost and terms of any future financing arrangements depend on the market conditions and the company's financial position at that time.

Contractual Obligations and Other Commitments

Contractual Obligations The following table summarizes the company's obligations and commitments to make future payments under certain contractual obligations. For additional information on debt, see Note 16 to the Consolidated Financial Statements. Operating leases are primarily entered into for warehouse and office facilities, retail store space, and certain equipment. Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment and services. These commitments are not expected to have a material impact on liquidity. Other long-term liabilities primarily represent payments related to deferred compensation obligations and postemployment benefits. For additional information on other long-term liabilities, see Note 17 to the Consolidated Financial Statements.

	Contractual Payments Due by Fiscal Year				
(US$ equivalents in millions)	Total	2004	2005-2006	2007-2008	Thereafter
Debt Obligations[1]	$3,528	$1,279	$ 2	$ 606	$1,641
Purchase Commitments	3,662	1,418	1,171	940	133
Operating Leases	294	67	100	68	59
Other Long-term Liabilities[2]	233	16	43	79	95
Total Long-term Cash Obligations	$7,717	$2,780	$1,316	$1,693	$1,928

1 Includes capital lease obligations totaling $8 million, unamortized net premium on debt issuances, unamortized gain on an interest rate swap and a gain on fair-value interest rate swaps.

2 Represents other long-term liabilities, excluding deferred taxes and minority interest.

Off-Balance Sheet Arrangements and Other Commitments The company guarantees approximately 1,200 bank loans to Pepperidge Farm independent sales distributors used to purchase distribution routes. The maximum potential amount of the future payments the company could be required to make under the guarantees is approximately $85 million. The company's guarantees are secured by the distribution routes. The company does not believe that it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. See also Note 20 to the Consolidated Financial Statements for information on off-balance sheet arrangements.

Inflation

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives, including global procurement strategies, and making capital investments that improve the efficiency of operations.

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in commodity prices, interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for approximately 32% of 2003 net sales, are concentrated principally in Australia, Canada, France, Germany and the United Kingdom. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps, forward contracts and options. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil and wheat. At August 3, 2003 and July 28, 2002, the notional values and unrealized gains or losses on commodity futures contracts held by the company were not material.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of August 3, 2003. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 16 and 18 to the Consolidated Financial Statements.

The table below presents principal cash flows and related interest rates by fiscal year of maturity for debt obligations. Variable interest rates disclosed represent the weighted-average rates of the portfolio at the period end. Notional amounts and related interest rates of interest rate swaps are presented by fiscal year of maturity. For the swaps, variable rates are the average forward rates for the term of each contract.

Expected Fiscal Year of Maturity

(US$ equivalents in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Debt								
Fixed rate	$301	$1	$1	$605	$1	$1,641	$2,550	$2,780
Weighted-average interest rate	4.76%	6.42%	6.60%	6.20%	6.60%	6.42%	6.17%	
Variable rate	$978						$ 978	$ 978
Weighted-average interest rate	2.07%						2.07%	
Interest Rate Swaps								
Fixed to variable				$100[2]		$ 375[3]	$ 475	$ 2
Average pay rate[1]				3.28%		5.32%	4.89%	
Average receive rate				5.50%		5.18%	5.24%	
Variable to fixed	$300[4]						$ 300	$ (1)
Average pay rate	3.74%						3.74%	
Average receive rate	1.54%						1.54%	

1 Average pay rates estimated over life of swap by using US$ forward LIBOR interest rates plus applicable spread.

2 Hedges 5.50% notes due in 2007.

3 Hedges $75 million of 5.875% notes and $300 million of 5.00% notes, respectively, due in 2009 and 2013.

4 Hedges variable-rate notes due in 2004.

As of July 28, 2002, fixed-rate debt of approximately $2.5 billion with an average interest rate of 6.37% and variable-rate debt of approximately $1.2 billion with an average interest rate of 2.46% were outstanding. As of July 28, 2002, the company had also swapped $425 million of fixed-rate debt to variable. The average rate received on these swaps was 6.30% and the average rate paid was estimated to be 5.09% over the remaining life of the swaps. Additionally, the company had swapped $300 million of floating-rate debt to fixed. The average rate received on this swap was estimated to be 2.63% and the average rate paid was 3.74% over the remaining life of the swap.

The company is exposed to foreign exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries.

The table below summarizes the cross-currency swaps outstanding as of August 3, 2003, which hedge such exposures. The notional amount of each currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swaps table.

Cross-Currency Swaps

(US$ equivalents in millions)	Expiration	Interest Rate	Notional Value	Fair Value
Pay fixed SEK	2004	4.83%	$ 31	$ (4)
Receive fixed USD		2.10%		
Pay fixed SEK	2005	5.78%	$ 47	$ (11)
Receive fixed USD		5.25%		
Pay fixed EUR	2007	5.46%	$200	$ (56)
Receive fixed USD		5.75%		
Pay fixed GBP	2011	5.97%	$200	$ (26)
Receive fixed USD		6.08%		

The cross-currency swap contracts outstanding at July 28, 2002 represented two pay fixed SEK/receive fixed USD swaps with notional values of $29 million and $47 million, a pay fixed EUR/receive fixed USD swap with a notional value of $200 million, and a pay fixed GBP/receive fixed USD swap with a notional value of $200 million. The aggregate fair value of these swap contracts was $(37) million as of July 28, 2002.

Effective August 5, 2003, the company entered into a pay floating CAD/receive floating USD swap with a notional value of $53 million. The company also entered into two pay fixed CAD/receive fixed USD swaps with notional values of $61 million each.

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign currency forward purchase and sale contracts to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding and the related weighted-average contract exchange rates as of August 3, 2003.

Forward Exchange Contracts

(US$ equivalents in millions)	Contract Amount	Average Contractual Exchange Rate
Receive USD / Pay GBP	$203	0.63
Receive USD / Pay EUR	$197	0.88
Receive USD / Pay AUD	$172	1.56
Receive USD / Pay CAD	$ 44	1.41
Receive EUR / Pay GBP	$ 33	0.71
Receive GBP / Pay USD	$ 21	1.61
Receive JPY / Pay USD	$ 20	0.01
Receive AUD / Pay NZD	$ 18	1.10
Receive EUR / Pay SEK	$ 8	9.25
Receive USD / Pay JPY	$ 6	118.26
Receive EUR / Pay JPY	$ 6	135.69
Receive GBP / Pay AUD	$ 5	2.53
Receive SEK / Pay USD	$ 5	0.12

The company had an additional $12 million in a number of smaller contracts to purchase or sell various other currencies, such as the Australian dollar, British pound, Canadian dollar, euro, New Zealand dollar and Swiss franc, as of August 3, 2003. The aggregate fair value of all contracts was $4 million as of August 3, 2003. Total forward exchange contracts outstanding as of July 28, 2002 were $637 million with a fair value of $(7) million.

The company had swap contracts outstanding as of August 3, 2003, which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return or the total return on company capital stock. The notional value of the contracts that are linked to the return on the Standard & Poor's 500 Index was $10 million at August 3, 2003 and $21 million at July 28, 2002. The average forward interest rate applicable to the contract, which expires in 2004, was 1.40% at August 3, 2003. The notional value of the contract that is linked to the total return on company capital stock was $11 million at August 3, 2003 and $32 million at July 28, 2002. The average forward interest rate applicable to this contract, which expires in 2004, was 1.65% at August 3, 2003. The fair value of these contracts was a $1 million gain at August 3, 2003 and a net loss of $22 million at July 28, 2002.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, debt repayment and debt issuances, market effects on debt and foreign currency, and the company's acquisition and divestiture activities.

Significant Accounting Estimates

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, feature price discounts, in-store display incentives and coupons. The recognition of the costs for these programs, which are classified as a reduction of revenue, involves use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

Valuation of long-lived assets Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Discounted cash flow analyses are used to assess nonamortizable intangible asset impairment, while undiscounted cash flow analyses are used to assess other long-lived asset impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions.

Pension and postretirement medical benefits The company provides certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of the company's fiscal year-end measurement date based on high-quality, long-term debt securities. The estimated return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering the company's current and projected investment mix. Within any given fiscal period, significant differences may arise between the actual return and the estimated long-term return on plan assets. The value of plan assets, used in the calculation of pension expense, is determined on a calculated method that recognizes 20% of the difference between the actual fair value of assets and the expected calculated method. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

Shareowners' equity (deficit) includes a minimum liability, net of tax, of $210 million in 2003 and $208 million in 2002, principally related to a U.S. pension plan. Following stock market declines in July 2002, the fair value of assets included in certain pension funds fell below the accumulated benefit obligation. As required under accounting principles generally accepted in the United States, the company recognized the additional minimum liability and reclassified an existing pension asset to equity. This non-cash adjustment did not impact 2002 operating results. However, the lower fair value of pension assets and a reduction in the estimated return on plan assets resulted in an increase in net periodic pension cost in 2003.

Net periodic pension and postretirement medical expense was $43 million in 2003 compared to $8 million in 2002. The net periodic pension and postretirement medical expense is expected to be approximately $60 million in 2004. The increase in 2004 is primarily due to a lower discount rate, a reduction in the expected return on assets, and an increase in the health care trend rate, partially offset by a $50 million contribution to a U.S. plan subsequent to August 3, 2003. Significant weighted-average assumptions as of the end of the year are as follows:

	2003	2002
Discount rate for benefit obligations	**6.39%**	6.90%
Expected return on plan assets	**8.80%**	9.30%
Initial health care trend rate	**9.00%**	8.00%
Ultimate health care trend rate	**4.50%**	4.50%

Estimated sensitivities to the net periodic pension cost are as follows: a 50 basis point reduction in the discount rate would increase expense by approximately $9 million; a 50 basis point reduction in the estimated return on assets assumption would increase expense by approximately $8 million. A one percentage point change in assumed health care costs would increase expense by approximately $3 million.

Contributions to the U.S. plans were not required in 2003. Contributions to international plans were $19 million in 2003. Although there were no mandatory funding requirements to the U.S. plans in 2004, the company made a $50 million contribution to a U.S. plan subsequent to August 3, 2003 based on expected future funding requirements.

See also Note 9 to the Consolidated Financial Statements for additional information on pension and postretirement medical expenses.

Income taxes The effective tax rate and the tax bases of assets and liabilities reflect management's estimate of the ultimate outcome of various tax audits and issues. In addition, valuation allowances are established for deferred tax assets where the amount of expected future taxable income from operations does not support the realization of the asset.

Recently Issued Accounting Pronouncements

The company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" on July 29, 2002. This standard is generally effective for the company on a prospective basis. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes SFAS No. 121

"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. Long-lived assets are tested for impairment if certain triggers occur. The adoption of this standard did not have a material impact on the financial statements.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Exit or Disposal Activities." The provisions of this standard were effective for disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this standard did not have a material impact on the financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard amends the transition and disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation." The increased disclosure requirements are applicable to the company's interim and annual financial statements beginning in the third quarter of the current fiscal year. The required disclosures are included in Note 1 to the Consolidated Financial Statements. The company currently does not intend to transition to the use of a fair value method for accounting for stock-based compensation. As permitted by SFAS No. 148, the company accounts for stock option grants and restricted stock awards in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date.

In November 2002, FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 clarifies the requirements relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are included in Note 20 to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." This Interpretation addressed consolidation by business enterprises of certain variable interest entities (VIEs). The Interpretation is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. For variable interests in VIEs created before February 1, 2003, the provisions of this Interpretation will be applicable no later than the beginning of the first interim or annual period beginning after June 15, 2003. Further, the disclosure requirements of the Interpretation are applicable for all financial statements initially issued after January 31, 2003, regardless of the date on which the VIE was created. The adoption of this standard is not expected to have a material impact on the financial statements.

The EITF reached a consensus on Issue No. 02-17 "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," which clarifies certain recognition requirements in SFAS No. 141 "Business Combinations." The guidance in this Issue is to be applied to business combinations consummated and goodwill impairments tests performed after October 25, 2002. The company does not expect its application to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, primarily as a result of decisions made by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS No. 133 and in connection with other FASB projects. This standard is generally effective prospectively for contracts and hedging relationships entered into or modified after June 30, 2003. The company does not expect its application to have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The company is in the process of evaluating this standard, but does not expect the adoption to have a material impact on the financial statements.

Recent Developments

In September 2003, the company issued $300 million ten-year 4.875% fixed-rate notes. The proceeds were used to repay commercial paper borrowings and for other general corporate purposes. While planning for the issuance of these notes, the company entered into treasury lock agreements with a notional value of $100 million that effectively fixed a portion of the interest rate on the debt prior to issuance. These agreements were settled at a minimal gain upon issuance of the notes, which will be amortized over the life of the notes. In connection with this issuance, the company entered into ten-year interest rate swaps that convert $200 million of the fixed-rate debt to variable.

In September 2003, the company also entered into $100 million five-year interest rate swaps that convert a portion of the 5.875% fixed-rate notes due October 2008 to variable.

Earnings Outlook

On September 11, 2003, the company issued a press release announcing results for 2003 and commented on the outlook for earnings per share for the first quarter and full year for 2004.

Cautionary Factors That May Affect Future Results

This 2003 Annual Report contains "forward-looking" statements that reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company tries, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect," "will" and similar expressions. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the company's ability to achieve the goals of its "transformation plan";
- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising, and of changes in consumer demand for the company's products;
- the risks in the marketplace associated with trade and consumer acceptance of product improvements, shelving initiatives and new product introductions;
- the company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix and the impact of increased marketing investments;
- the company's ability to realize forecasted cost savings;
- the company's ability to successfully manage changes to its business processes, including selling, distribution and the integration of acquisitions;
- the increased significance of certain of the company's key trade customers;
- the difficulty of predicting the pattern of inventory movements by the company's trade customers and of predicting changes in the policies of its customers, such as changes in customer inventory levels and access to shelf space;
- the impact of fluctuations in the supply and cost of raw materials;
- the impact of unforeseen economic changes in currency exchange rates, tax rates, interest rates, equity markets, inflation rates, recession and other external factors over which the company has no control, including the possibility of increased pension expense and contributions resulting from lower interest rates and declines in stock market returns; and
- the impact of unforeseen business disruptions in one or more of the company's markets due to political instability, civil disobedience, armed hostilities or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook. The company disclaims any obligation or intent to update forward-looking statements made by the company in order to reflect new information, events or circumstances after the date they are made.

Consolidated Statements of Earnings

(millions, except per share amounts)

	2003 **53 weeks**	2002 52 weeks	2001 52 weeks
Net Sales	**$ 6,678**	$ 6,133	$ 5,771
Costs and expenses			
Cost of products sold	**3,805**	3,443	3,132
Marketing and selling expenses	**1,145**	1,073	890
Administrative expenses	**507**	454	403
Research and development expenses	**88**	79	64
Other expenses (Note 6)	**28**	99	78
Restructuring charges (Note 5)	**—**	1	10
Total costs and expenses	**5,573**	5,149	4,577
Earnings Before Interest and Taxes	**1,105**	984	1,194
Interest expense (Note 7)	**186**	190	219
Interest income	**5**	4	12
Earnings before taxes	**924**	798	987
Taxes on earnings (Note 10)	**298**	273	338
Earnings before cumulative effect of accounting change	**626**	525	649
Cumulative effect of change in accounting principle	**(31)**	—	—
Net Earnings	**$ 595**	$ 525	$ 649
Per Share – Basic			
Earnings before cumulative effect of accounting change	**$ 1.52**	$ 1.28	$ 1.57
Cumulative effect of change in accounting principle	**(.08)**	—	—
Net Earnings	**$ 1.45**	$ 1.28	$ 1.57
Weighted average shares outstanding – basic	**411**	410	414
Per Share – Assuming Dilution			
Earnings before cumulative effect of accounting change	**$ 1.52**	$ 1.28	$ 1.55
Cumulative effect of change in accounting principle	**(.08)**	—	—
Net Earnings	**$ 1.45**	$ 1.28	$ 1.55
Weighted average shares outstanding – assuming dilution	**411**	411	418

See accompanying Notes to Consolidated Financial Statements.

The sum of the individual per share amounts does not equal net earnings per share due to rounding.

Consolidated Balance Sheets

(millions, except per share amounts)

	August 3, 2003	July 28, 2002
Current Assets		
Cash and cash equivalents	**$ 32**	$ 21
Accounts receivable (Note 11)	**413**	417
Inventories (Note 12)	**709**	638
Other current assets (Note 13)	**136**	123
Total current assets	**1,290**	1,199
Plant Assets, Net of Depreciation (Note 14)	**1,843**	1,684
Goodwill (Note 3)	**1,803**	1,581
Other Intangible Assets, Net of Amortization (Note 3)	**1,018**	953
Other Assets (Note 15)	**251**	304
Total assets	**$ 6,205**	$ 5,721
Current Liabilities		
Notes payable (Note 16)	**$ 1,279**	$ 1,196
Payable to suppliers and others	**620**	612
Accrued liabilities	**602**	572
Dividend payable	**65**	65
Accrued income taxes	**217**	233
Total current liabilities	**2,783**	2,678
Long-term Debt (Note 16)	**2,249**	2,449
Nonpension Postretirement Benefits (Note 9)	**304**	319
Other Liabilities (Note 17)	**482**	389
Total liabilities	**5,818**	5,835
Shareowners' Equity (Deficit) (Note 19)		
Preferred stock; authorized 40 shares; none issued	**—**	—
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares	**20**	20
Additional paid-in capital	**298**	320
Earnings retained in the business	**5,254**	4,918
Capital stock in treasury, 132 shares in 2003 and 2002, at cost	**(4,869)**	(4,891)
Accumulated other comprehensive loss	**(316)**	(481)
Total shareowners' equity (deficit)	**387**	(114)
Total liabilities and shareowners' equity (deficit)	**$ 6,205**	$ 5,721

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(millions)

	2003	2002	2001
Cash Flows from Operating Activities:			
Net earnings	**$ 595**	$ 525	$ 649
Non-cash charges to net earnings			
Cumulative effect of accounting change	**31**	—	—
Restructuring charges	**—**	—	10
Depreciation and amortization	**243**	319	266
Deferred taxes	**72**	5	4
Other, net	**93**	53	38
Changes in working capital			
Accounts receivable	**46**	40	(11)
Inventories	**(33)**	(30)	(1)
Prepaid assets	**1**	9	3
Accounts payable and accrued liabilities	**(38)**	195	137
Other	**(137)**	(99)	11
Net Cash Provided by Operating Activities	**873**	1,017	1,106
Cash Flows from Investing Activities:			
Purchases of plant assets	**(283)**	(269)	(200)
Sales of plant assets	**22**	5	8
Businesses acquired	**(177)**	(15)	(911)
Sales of businesses	**10**	3	—
Long-term investments	**(4)**	(12)	(19)
Net Cash Used in Investing Activities	**(432)**	(288)	(1,122)
Cash Flows from Financing Activities:			
Long-term borrowings	**400**	1,100	1,028
Repayments of long-term borrowings	**—**	(628)	—
Net repayments of short-term borrowings	**(566)**	(915)	(45)
Dividends paid	**(259)**	(286)	(374)
Treasury stock purchases	**(24)**	(5)	(618)
Treasury stock issuances	**17**	14	24
Other, net	**—**	(6)	—
Net Cash Provided by (Used in) Financing Activities	**(432)**	(726)	15
Effect of Exchange Rate Changes on Cash	**2**	(6)	(2)
Net Change in Cash and Cash Equivalents	**11**	(3)	(3)
Cash and Cash Equivalents – Beginning of Year	**21**	24	27
Cash and Cash Equivalents – End of Year	**$ 32**	$ 21	$ 24

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity (Deficit)

(millions, except per share amounts)

	Capital Stock				Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income (Loss)	Total Shareowners' Equity (Deficit)
	Issued		In Treasury					
	Shares	Amount	Shares	Amount				
Balance at July 30, 2000	542	$ 20	(121)	$ (4,373)	$ 344	$ 4,373	$ (227)	$ 137
Comprehensive income (loss)								
Net earnings						649		649
Foreign currency translation adjustments							(97)	(97)
Other comprehensive loss							(97)	(97)
Total Comprehensive income								552
Dividends ($.90 per share)						(371)		(371)
Repurchase of shares under forward stock purchase contracts			(11)	(521)				(521)
Treasury stock purchased			(3)	(97)				(97)
Treasury stock issued under management incentive and stock option plans			2	83	(30)			53
Balance at July 29, 2001	542	20	(133)	(4,908)	314	4,651	(324)	(247)
Comprehensive income (loss)								
Net earnings						525		525
Foreign currency translation adjustments							49	49
Cash-flow hedges, net of tax							2	2
Minimum pension liability, net of tax							(208)	(208)
Other comprehensive loss							(157)	(157)
Total Comprehensive income								368
Dividends ($.63 per share)						(258)		(258)
Treasury stock purchased			—	(5)				(5)
Treasury stock issued under management incentive and stock option plans			1	22	6			28
Balance at July 28, 2002	542	20	(132)	(4,891)	320	4,918	(481)	(114)
Comprehensive income (loss)								
Net earnings						**595**		**595**
Foreign currency translation adjustments							**174**	**174**
Cash-flow hedges, net of tax							**(7)**	**(7)**
Minimum pension liability, net of tax							**(2)**	**(2)**
Other comprehensive income							**165**	**165**
Total Comprehensive income								**760**
Dividends ($.63 per share)						**(259)**		**(259)**
Treasury stock purchased			**(1)**	**(24)**				**(24)**
Treasury stock issued under management incentive and stock option plans			**1**	**46**	**(22)**			**24**
Balance at August 3, 2003	**542**	**$ 20**	**(132)**	**$ (4,869)**	**$ 298**	**$ 5,254**	**$ (316)**	**$ 387**

See accompanying Notes to Consolidated Financial Statements.

(dollars in millions, except per share amounts)

1 Summary of Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

Fiscal Year The company's fiscal year ends on the Sunday nearest July 31. There were 53 weeks in 2003 and 52 weeks in 2002 and 2001. There will be 52 weeks in fiscal 2004.

Revenue Recognition Revenues are recognized when the earnings process is complete. This occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable.

Beginning in 2002, the company adopted the consensus reached by the Financial Accounting Standards Board's (FASB's) Emerging Issues Task Force (EITF) on Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." Under this consensus, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of this consensus in 2002 resulted in the following reclassifications to the annual results for 2001: Net sales were reduced by $893; Cost of products sold was reduced by $14; and Marketing and selling expenses were reduced by $879. These reclassifications had no impact on net earnings.

Cash and Cash Equivalents All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories Substantially all U.S. inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

Plant Assets and Other Long-Lived Assets Plant assets are stated at historical cost. Alterations and major overhauls, which extend the lives or increase the capacity of plant assets, are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs. Depreciation provided in Costs and expenses is calculated using the straight-line method over the estimated useful lives of the assets. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively.

The company adopted Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" on July 29, 2002. This standard is generally effective for the company on a prospective basis. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets such as property, plants, equipment and amortized intangibles. This standard supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. Long-lived assets are tested for impairment if certain triggers occur. The adoption of this standard did not have a material impact on the financial statements.

Derivative Financial Instruments The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, commodities and equity-linked employee benefit obligations. Beginning in 2001, all derivatives are accounted for in accordance with SFAS No. 133 "Accounting for Derivatives and Hedging Activities," as amended by SFAS No. 137 and No. 138. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. The cumulative effect of adopting SFAS No. 133 was not material to the company's consolidated financial statements.

Stock-Based Compensation In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard amends the transition and disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation." As permitted by SFAS No. 148, the company accounts for stock option grants and restricted stock awards in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date. Restricted stock awards are expensed. See also Note 19 of the Notes to Consolidated Financial Statements. The company currently does not intend to transition to the use of a fair value method for accounting for stock-based compensation. The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2003	2002	2001
Net Earnings, as reported	**$ 595**	$ 525	$ 649
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects[1]	**13**	19	15
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(37)**	(34)	(29)
Pro forma net earnings	**$ 571**	$ 510	$ 635
Earnings per share:			
Basic – as reported	**$ 1.45**	$ 1.28	$ 1.57
Basic – pro forma	**$ 1.39**	$ 1.24	$ 1.53
Diluted – as reported	**$ 1.45**	$ 1.28	$ 1.55
Diluted – pro forma	**$ 1.39**	$ 1.24	$ 1.52

1 Represents restricted stock expense.

The weighted average fair value of options granted in 2003, 2002 and 2001 was estimated as $5.91, $8.09 and $7.96, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	**4.0%**	5.0%	5.1%
Expected life (in years)	**6**	6	6
Expected volatility	**26%**	31%	30%
Expected dividend yield	**2.8%**	2.2%	3.1%

Use of Estimates Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Reclassifications Prior year financial statements and footnotes have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements In July 2002, the FASB issued SFAS No. 146 "Accounting for Exit or Disposal Activities." The provisions of this standard are effective for disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this standard did not have a material impact on the financial statements.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." This Interpretation addressed consolidation by business enterprises of certain variable interest entities (VIEs). The Interpretation is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. For variable interests in VIEs created before February 1, 2003, the provisions of this Interpretation will be applicable no later than the beginning of the first interim or annual period beginning after June 15, 2003. Further, the disclosure requirements of the Interpretation are applicable for all financial statements initially issued after January 31, 2003, regardless of the date on which the VIE was created. The adoption of this standard is not expected to have a material impact on the financial statements.

The EITF reached a consensus on Issue No. 02-17 "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," which clarifies certain recognition requirements in SFAS No. 141 "Business Combinations." The guidance in this Issue is to be applied to business combinations consummated and goodwill impairment tests performed after October 25, 2002. The company does not expect its application to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, primarily as a result of decisions made by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS No. 133 and in connection with other FASB projects. This standard is generally effective prospectively for contracts and hedging relationships entered into or modified after June 30, 2003. The company does not expect its application to have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both

(dollars in millions, except per share amounts)

Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The company is in the process of evaluating this standard, but does not expect the adoption to have a material impact on the financial statements.

2 Comprehensive Income

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, minimum pension liability adjustments (see Note 9), and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended August 3, 2003, July 28, 2002 and July 29, 2001 was $760, $368, and $552, respectively.

The components of Accumulated other comprehensive loss, as reflected in the Statements of Shareowners' Equity (Deficit), consisted of the following:

	2003	2002
Foreign currency translation adjustments	**$(101)**	$(275)
Cash-flow hedges, net of tax	**(5)**	2
Minimum pension liability, net of tax[1]	**(210)**	(208)
Total Accumulated other comprehensive loss	**$(316)**	$(481)

1 Includes a tax benefit of $120 in 2003 and $119 in 2002.

3 Goodwill and Intangible Assets

On July 29, 2002 the company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangible assets with indefinite useful lives are no longer amortized, but rather are to be tested at least annually for impairment. Intangible assets with finite lives should continue to be amortized over the estimated useful life and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." In connection with the adoption of SFAS No. 142, the company was required to perform an impairment assessment on all goodwill and indefinite-lived intangible assets as of July 29, 2002. The assessment of the indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. To the extent the carrying value exceeds the fair value, an impairment loss is recognized. The assessment of goodwill is a two-step process in which the first step identifies impairment by requiring a comparison of the fair value of each reporting unit to the carrying value, including goodwill allocated to the unit. If the carrying value exceeds the fair value, goodwill is considered to be impaired. The amount of impairment is measured in a second step as the difference between the carrying value of goodwill and the "implied" fair value of goodwill, which is determined by calculating goodwill as if the reporting unit had just been acquired and accounted for as a business combination. Fair values were determined using discounted cash flow analyses. As a result of this evaluation, the company recorded a non-cash after-tax charge of $31 (net of a $17 tax benefit), or $.08 per share, for impaired goodwill associated with the Stockpot business, a food service business acquired in August 1998. Stockpot is a reporting unit in the North America Soup and Away From Home segment. This non-cash charge was recorded as a cumulative effect of a change in accounting principle. The impairment of Stockpot goodwill is the result of a reduction in actual sales attained and forecasted future sales growth relative to projections made at the time of the acquisition.

The provisions of SFAS No. 142 are to be applied on a prospective basis and prior year results are not to be restated. The following tables present a reconciliation of earnings before cumulative effect of accounting change, adjusted to exclude amortization of goodwill and indefinite-lived intangible assets:

	2003[1]	2002	2001
Earnings before cumulative effect of accounting change, as reported	**$626**	$525	$649
Add back: Goodwill Amortization	—	36	29
Trademark Amortization	—	18	11
Adjusted earnings before cumulative effect of accounting change	**$626**	$579	$689

	2003[1]	2002	2001
Basic earnings per share before cumulative effect of accounting change, as reported	**$1.52**	$1.28	$1.57
Add back: Goodwill Amortization	—	0.09	0.07
Trademark Amortization	—	0.04	0.03
Adjusted basic earnings per share before cumulative effect of accounting change	**$1.52**	$1.41	$1.66

	2003[1]	2002	2001
Diluted earnings per share before cumulative effect of accounting change, as reported	**$1.52**	$1.28	$1.55
Add back: Goodwill Amortization	—	0.09	0.07
Trademark Amortization	—	0.04	0.03
Adjusted diluted earnings per share before cumulative effect of accounting change	**$1.52**	$1.41	$1.65

1 In the first quarter of 2003, the company recognized a $31 (net of a $17 tax benefit), or $.08 per share, cumulative effect of accounting change related to the adoption of SFAS No. 142.

The following table sets forth balance sheet information for intangible assets, excluding goodwill, subject to amortization and intangible assets not subject to amortization:

	August 3, 2003		July 28, 2002	
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:[1]				
Trademarks	**$ 6**	**$ (2)**	$ 5	$ (1)
Other	**16**	**(7)**	15	(5)
Total	**$ 22**	**$ (9)**	$ 20	$ (6)
Intangible assets not subject to amortization:[2]				
Trademarks	**$ 975**		$ 908	
Pension	**28**		31	
Other	**2**		—	
Total	**$ 1,005**		$ 939	

1 Amortization related to these assets was approximately $2 for 2003. The estimated aggregated amortization expense for each of the five succeeding fiscal years is less than $2 per year. Asset useful lives range from five to thirty-four years.

2 Total carrying amount is net of accumulated amortization through July 28, 2002.

Changes in the carrying amount for goodwill for the period ended August 3, 2003 are as follows:

	North America Soup and Away From Home	North America Sauces and Beverages	Biscuits and Confectionery	International Soup and Sauces	Total
Balance at July 28, 2002	$ 336	$ 365	$ 339	$ 541	$ 1,581
Goodwill acquired	—	—	92	11	103
Impairment losses	(48)	—	—	—	(48)
Foreign currency translation adjustment	10	—	93	64	167
Balance at August 3, 2003	**$ 298**	**$ 365**	**$ 524**	**$ 616**	**$ 1,803**

4 Business and Geographic Segment Information

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Through 2001, the company was organized and reported the results of operations in three business segments: Soup and Sauces, Biscuits and Confectionery, and Away From Home.

Beginning in 2002, the company changed its organizational structure such that operations are managed and reported in four segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. Segment financial information has been modified for all periods in order to conform to the new structure. In addition, Net sales reflect the reclassifications related to the adoption of the new accounting standard as discussed in Note 1.

The North America Soup and Away From Home segment comprises the retail soup and Away From Home business in the U.S. and Canada. The U.S. retail business includes the *Campbell's* brand condensed and ready-to-serve soups and *Swanson* broths. The segment includes the company's total business in Canada, which comprises the *Habitant* and *Campbell's* soups, *Prego* pasta sauce and *V8* juices. The Away From Home operations represent the distribution of products such as *Campbell's* soups, *Campbell's* specialty entrees, beverage products, other prepared foods and *Pepperidge Farm* products through various food service channels in North America. The North America Sauces and Beverages segment includes *Prego* pasta sauces, *Pace* Mexican sauces, *Franco-American* canned pastas and gravies, *V8* vegetable juices, *V8 Splash* juice beverages, *Campbell's* tomato juice, as well as the total of all businesses in Mexico and other Latin American and Caribbean countries. The Biscuits and Confectionery segment includes all retail sales of *Pepperidge Farm* cookies, crackers, breads and frozen products in North America, *Arnott's* biscuits and crackers in Australia and Asia Pacific, Arnott's Snackfoods salty snacks in Australia, and *Godiva* chocolates worldwide. The International Soup and Sauces segment comprises operations outside of North America, including *Erasco* and *Heisse Tasse* soups in Germany, *Liebig* and *Royco* soups and *Lesieur* sauces in France, *Campbell's* and *Batchelors* soups, *Oxo* stock cubes and *Homepride* sauces in the United Kingdom, *Devos Lemmens* mayonnaise and cold sauces and *Campbell's* and *Royco* soups in Belgium, *Blå Band* soups in Sweden, and *McDonnells* and *Erin* soups in Ireland. In Asia Pacific, operations include *Campbell's* soups and stock and *Swanson* broths across the region.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance before interest and taxes, excluding certain non-recurring charges. The North America Soup and Away From Home and North America Sauces and Beverages segments operate under an integrated supply chain organization, sharing substantially all manufacturing, warehouse, distribution and sales activities. Accordingly, assets have been allocated between the two segments based on various measures, for example, budgeted production hours for fixed assets and depreciation.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 12% of consolidated net sales during 2003 and 2002. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates.

Segment financial information for 2003 reflects the adoption of SFAS No. 142 as discussed in Note 3. Operating Segment results for 2002 and 2001 have been adjusted to reflect the

(dollars in millions, except per share amounts)

pro forma impact of amortization eliminated under the standard. Amortization expense of $70 and $54 for 2002 and 2001, respectively, has been eliminated from the prior period results.

Information about operations by business segment, reflecting the reclassifications described in Note 1, is as follows:

Business Segments

2003	Net Sales	Earnings Before Interest and Taxes[3]	Depreciation and Amortization	Capital Expen-ditures	Segment Assets
North America Soup and Away From Home	**$2,606**	**$ 632**	**$ 62**	**$ 71**	**$1,237**
North America Sauces and Beverages	**1,246**	**289**	**34**	**42**	**1,213**
Biscuits and Confectionery	**1,774**	**212**	**85**	**115**	**1,680**
International Soup and Sauces	**1,052**	**128**	**30**	**34**	**1,775**
Corporate and Eliminations[1]	**—**	**(156)**	**32**	**21**	**300**
Total	**$6,678**	**$1,105**	**$243**	**$283**	**$6,205**

2002	Net Sales	Earnings Before Interest and Taxes[3]	Depreciation and Amortization	Capital Expen-ditures	Segment Assets
North America Soup and Away From Home	$2,524	$ 634	$ 58	$ 75	$1,263
North America Sauces and Beverages	1,182	257	32	47	1,228
Biscuits and Confectionery	1,507	186	90	100	1,276
International Soup and Sauces	920	120	27	28	1,632
Corporate and Eliminations[1]	—	(143)	42	19	322
Total	$6,133	$1,054	$249	$269	$5,721

2001	Net Sales[2]	Earnings Before Interest and Taxes[3]	Depreciation and Amortization	Capital Expen-ditures	Segment Assets
North America Soup and Away From Home	$2,532	$ 784	$ 57	$ 59	$1,248
North America Sauces and Beverages	1,161	316	32	33	1,243
Biscuits and Confectionery	1,446	208	76	77	1,249
International Soup and Sauces	632	63	20	21	1,519
Corporate and Eliminations[1]	—	(123)	27	10	668
Total	$5,771	$1,248	$212	$200	$5,927

1 Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

2 In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 for 2001 were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in 2002, reduced Net sales by $893 for 2001. See Note 1 for further discussion.

3 *Contributions to earnings before interest and taxes by the Biscuits and Confectionery segment include the effect of costs of $1 in 2003, $20 in 2002, and $15 in 2001 associated with the Australian manufacturing reconfiguration.*

Geographic Area Information

Information about operations in different geographic areas is as follows:

Net sales[1]	**2003**	2002	2001
United States	**$4,549**	$4,339	$4,313
Europe	**969**	843	558
Australia/Asia Pacific	**779**	554	517
Other countries	**492**	502	455
Adjustments and eliminations	**(111)**	*(105)*	*(72)*
Consolidated	**$6,678**	$6,133	$5,771
Earnings before interest and taxes	**2003**	2002	2001
United States	**$965**	$ 913	$1,137
Europe	**126**	92	53
Australia/Asia Pacific	**93**	41	46
Other countries	**77**	81	81
Segment earnings before interest and taxes	**1,261**	1,127	1,317
Unallocated corporate expenses	**(156)**	(143)	(123)
Consolidated	**$1,105**	$ 984	$1,194
Identifiable assets	**2003**	2002	2001
United States	**$2,774**	$2,797	$2,737
Europe	**1,718**	1,586	1,472
Australia/Asia Pacific	**1,100**	725	717
Other countries	**313**	288	293
Corporate	**300**	325	708
Consolidated	**$6,205**	$5,721	$5,927

1 In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 for 2001 were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in 2002, reduced Net sales $893 for 2001. See Note 1 for further discussion.

Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The restructuring charges in 2002 and 2001 were allocated to Australia/Asia Pacific.

5 Restructuring Program

A restructuring charge of $10 ($7 after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnott's in Australia. In the second quarter 2002, the company recorded an additional $1 restructuring charge related to planned severance actions. Related costs of approximately $1 in 2003, $19 ($13 after tax) in 2002, and $5 ($4 after tax) in 2001 were recorded as Cost of products sold, primarily representing accelerated depreciation on assets to be taken out of service. This program was designed to drive greater manufacturing efficiency resulting from the closure of the Melbourne plant. Approximately 550 jobs were eliminated due to the plant closure.

A summary of restructuring reserves at August 3, 2003 and related activity is as follows:

	Accrued Balance at July 28, 2002	Spending	Accrued Balance at August 3, 2003
Severance pay and benefits	$4	(4)	$—

6 Other Expenses

	2003	2002	2001
Foreign exchange losses	**$15**	$ 9	$ 2
Amortization of intangible and other assets	**2**	78	57
Gain on asset sales	**(16)**	(6)	—
Adjustments to long-term investments	**36**	16	10
Other	**(9)**	2	9
	$28	$99	$78

Adjustments to long-term investments represent a non-cash write-down to estimated fair market value of investments in affordable housing partnerships.

In 2003, certain stock-based incentive compensation costs and deferred compensation expenses were reclassified from Other expenses to reflect the costs by function on various lines of the Statements of Earnings. Prior periods have been reclassified to conform to the current presentation.

7 Interest Expense

	2003	2002	2001
Interest expense	**$188**	$191	$222
Less: Interest capitalized	**2**	1	3
	$186	$190	$219

8 Acquisitions

In the first quarter 2003, the company acquired two businesses for cash consideration of approximately $170 and assumed debt of approximately $20. The company acquired Snack Foods Limited, a leader in the Australian salty snack category, and Erin Foods, the number two dry soup manufacturer in Ireland. Snack Foods Limited is included in the Biscuits and Confectionery segment. Erin Foods is included in the International Soup and Sauces segment. The businesses have annual sales of approximately $160. The pro forma impact on net earnings or earnings per share for the prior periods would not have been material.

In May 2001, the company acquired the assets of the European culinary brands business, comprised of several soup and sauce businesses, from Unilever, PLC/Unilever N.V. for approximately $920. The acquisition was financed with available cash and commercial paper borrowings. This acquisition was accounted for as a purchase transaction, and operations of the acquired business are included in the financial statements from May 4, 2001, the date the acquisition was consummated. The purchase price was allocated as follows: approximately $100 to fixed assets and inventory; approximately $490 to trademarks and other identifiable intangible assets; and approximately $330 to the excess of the purchase price over net assets acquired (goodwill). Goodwill and trademarks were being amortized on a straight-line basis over 40 years. An additional purchase price adjustment of $15 was paid in 2002 related to inventory. Had the acquisition occurred at the beginning of 2001, based on unaudited data, net sales for 2001 would have increased approximately $300, and net earnings would have decreased $2 in 2001. Basic and diluted earnings per share would have decreased $.01. These pro forma estimates factor in certain adjustments, including amortization of goodwill which has since been eliminated under SFAS No. 142, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma results do not include any synergies expected to result from the acquisition.

9 Pension and Postretirement Benefits

Pension Benefits Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit will continue to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid

(dollars in millions, except per share amounts)

directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities, and real estate.

Postretirement Benefits The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to health care coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

Components of net periodic benefit cost:

Pension	**2003**	2002	2001
Service cost	**$ 46**	$ 36	$ 35
Interest cost	**112**	109	106
Expected return on plan assets	**(153)**	(159)	(158)
Amortization of net transition obligation	**—**	—	(1)
Amortization of prior service cost	**6**	6	5
Recognized net actuarial loss	**14**	4	1
Curtailment/special termination benefits	**4**	—	—
Net periodic pension (income) expense	**$ 29**	$ (4)	$ (12)

Postretirement	**2003**	2002	2001
Service cost	**$ 4**	$ 5	$ 3
Interest cost	**21**	21	20
Amortization of prior service cost	**(11)**	(14)	(12)
Amortization of net gain	**—**	—	(7)
Net periodic postretirement expense	**$ 14**	$ 12	$ 4

Change in benefit obligation:

	Pension		Postretirement	
	2003	2002	**2003**	2002
Obligation at beginning of year	**$1,669**	$1,522	**$340**	$338
Acquisition adjustment	**13**	—	**—**	—
Service cost	**46**	36	**4**	5
Interest cost	**112**	109	**21**	21
Plan amendments	**—**	6	**—**	(16)
Actuarial loss	**62**	117	**37**	21
Participant contributions	**2**	—	**—**	—
Curtailment/ special termination benefits	**4**	—	**—**	—
Benefits paid	**(132)**	(123)	**(29)**	(29)
Foreign currency adjustment	**22**	2	**—**	—
Benefit obligation at end of year	**$1,798**	$1,669	**$373**	$340

Change in the fair value of pension plan assets:

	2003	2002
Fair value at beginning of year	**$1,377**	$1,644
Acquisition adjustment	**12**	—
Actual return on plan assets	**172**	(159)
Employer contributions	**19**	8
Participants contributions	**2**	—
Benefits paid	**(127)**	(118)
Foreign currency adjustment	**17**	2
Fair value at end of year	**$1,472**	$1,377

Funded status as recognized in the Consolidated Balance Sheets:

	Pension		Postretirement	
	2003	2002	**2003**	2002
Funded status at end of year	**$(326)**	$(292)	**$(373)**	$(340)
Unrecognized prior service cost	**51**	57	**(22)**	(33)
Unrecognized loss	**682**	644	**72**	36
Net amount recognized	**$ 407**	$ 409	**$(323)**	$(337)

Amounts recognized in the Consolidated Balance Sheets:

Pension	**2003**	2002
Prepaid benefit cost	**$ 49**	$ 51
Intangible asset	**28**	31
Accumulated other comprehensive loss	**330**	327
Net amount recognized	**$407**	$409

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,256, $1,131 and $929, respectively, as of August 3, 2003 and $1,144, $1,048 and $864, respectively, as of July 28, 2002.

The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at August 3, 2003 and July 28, 2002.

Pension

Weighted-average assumptions of the company's global plans at end of year:

	2003	2002	2001
Discount rate for benefit obligation	**6.39%**	6.90%	7.25%
Expected return on plan assets	**8.80%**	9.30%	10.00%
Rate of compensation increases	**4.43%**	4.50%	4.50%

Postretirement

The discount rate used to determine the accumulated postretirement benefit obligation was 6.50% in 2003 and 7.00% in 2002. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 9%, declining to 4.50% in 2008 and continuing at 4.50% thereafter.

A one percentage point change in assumed health care costs would have the following effects on 2003 reported amounts:

	Increase	Decrease
Effect on service and interest cost	$ 3	$ (2)
Effect on the 2003 accumulated benefit obligation	$32	$(28)

Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

Savings Plan The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. Amounts charged to Costs and expenses were $11 in 2003, $13 in 2002, and $11 in 2001.

10 Taxes on Earnings

The provision for income taxes on earnings consists of the following:

	2003	2002	2001
Income taxes:			
Currently payable			
Federal	**$178**	$201	$254
State	**13**	19	29
Non-U.S.	**35**	48	51
	226	268	334
Deferred			
Federal	**62**	7	13
State	**1**	—	(1)
Non-U.S.	**9**	(2)	(8)
	72	5	4
	$298	$273	$338
Earnings before income taxes:			
United States	**$752**	$685	$835
Non-U.S.	**172**	113	152
	$924	$798	$987

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

	2003	2002	2001
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State income taxes (net of federal tax benefit)	**1.0**	1.6	1.5
Non-U.S. earnings taxed at other than federal statutory rate	**(1.9)**	(0.1)	(0.9)
Tax loss carryforwards	**(0.1)**	(0.4)	(0.3)
Other	**(1.8)**	(1.9)	(1.1)
Effective income tax rate	**32.2%**	34.2%	34.2%

Deferred tax liabilities and assets are comprised of the following:

	2003	2002
Depreciation	**$170**	$154
Pensions	**24**	10
Amortization	**138**	125
Other	**109**	113
Deferred tax liabilities	**441**	402
Benefits and compensation	**186**	195
Tax loss carryforwards	**20**	12
Other	**100**	103
Gross deferred tax assets	**306**	310
Deferred tax asset valuation allowance	**(20)**	(10)
Net deferred tax assets	**286**	300
Net deferred tax liability	**$155**	$102

At August 3, 2003, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $56. Of these carryforwards, $8 expire through 2008 and $48 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 46%.

U.S. income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries of approximately $530, which are deemed to be permanently invested. If remitted, tax credits or planning strategies should substantially offset any resulting tax liability.

11 Accounts Receivable

	2003	2002
Customers	**$425**	$431
Allowances	**(40)**	(36)
	385	395
Other	**28**	22
	$413	$417

(dollars in millions, except per share amounts)

12 Inventories

	2003	2002
Raw materials, containers and supplies	**$264**	$231
Finished products	**445**	407
	$709	$638

Approximately 57% of inventory in 2003 and 60% in 2002 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at August 3, 2003 and July 28, 2002.

13 Other Current Assets

	2003	2002
Deferred taxes	**$ 90**	$ 86
Other	**46**	37
	$136	$123

14 Plant Assets

	2003	2002
Land	**$ 66**	$ 53
Buildings	**974**	868
Machinery and equipment	**2,827**	2,482
Projects in progress	**145**	230
	4,012	3,633
Accumulated depreciation	**(2,169)**	(1,949)
	$1,843	$1,684

Depreciation expense provided in Costs and expenses was $241 in 2003 and in 2002, and $209 in 2001. Approximately $105 of capital expenditures are required to complete projects in progress at August 3, 2003.

15 Other Assets

	2003	2002
Prepaid pension benefit cost	**$ 49**	$ 51
Investments	**162**	198
Other	**40**	55
	$251	$304

Investments consist primarily of several limited partnership interests in affordable housing partnership funds. These investments generate significant tax credits. The company's ownership primarily ranges from approximately 12% to 19%. The decrease in the carrying value of these investments represents a write-down to estimated fair market value.

16 Notes Payable and Long-term Debt

Notes payable consists of the following:

	2003	2002
Commercial paper	**$ 668**	$ 886
Current portion of Long-term Debt	**600**	301
Variable-rate bank borrowings	**11**	9
	$1,279	$1,196

Commercial paper had a weighted average interest rate of 2.33% and 2.54% at August 3, 2003 and July 28, 2002, respectively.

The current portion of Long-term Debt had a weighted average interest rate of 3.15% and 6.16% at August 3, 2003 and July 28, 2002, respectively.

The company has two committed lines of credit totaling $1,800 that support commercial paper borrowings and remain unused at August 3, 2003, except for $31 of standby letters of credit issued on behalf of the company.

Long-term Debt consists of the following:

Type	Fiscal Year of Maturity	Rate	2003	2002
Notes	2004	4.75%	**$ —**	$ 300
Notes	2004[1]	1.54%	**—**	300
Notes	2007	6.90%	**300**	300
Notes	2007	5.50%	**300**	300
Notes	2009	5.88%	**300**	300
Notes	2011	6.75%	**700**	700
Notes	2013	5.00%	**400**	—
Debentures	2021	8.88%	**200**	200
Other			**49**	49
			$2,249	$2,449

1 $300 notional value swapped to fixed rate debt at 3.86%.

The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $3,080 at August 3, 2003, and $2,952 at July 28, 2002.

The company has $600 of long-term debt available to issue as of August 3, 2003 under a shelf registration statement filed with the Securities and Exchange Commission.

Principal amounts of long-term debt mature as follows: 2004-$601 (in current liabilities); 2005-$1; 2006-$1; 2007-$605; 2008-$1 and beyond-$1,641.

17 Other Liabilities

	2003	2002
Deferred taxes	**$245**	$188
Deferred compensation	**102**	121
Postemployment benefits	**19**	15
Other	**116**	65
	$482	$389

The deferred compensation plan is an unfunded plan maintained for the purpose of providing the company's directors and certain of its executives the opportunity to defer a portion of their compensation. All forms of compensation contributed to the deferred compensation plan are accounted for in accordance with the underlying program. Contributions are credited to an investment account in the participant's name, although no funds are actually contributed to the investment account and no investment choices are actually purchased. Four investment choices are available, including: (1) a book account which tracks the total return on company stock; (2) a book account that tracks performance of Fidelity's Spartan U.S. Equity Index Fund; (3) a book account which tracks the performance of Fidelity's Puritan Fund and; (4) a book account that credits interest based on the Wall Street Journal indexed prime rate. Participants can reallocate investments daily and are entitled to the gains and losses on investment funds. The company recognizes an amount in the Statements of Earnings for the market appreciation/depreciation of each fund, as appropriate.

18 Financial Instruments

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair value of long-term debt, as indicated in Note 16, and derivative financial instruments is based on quoted market prices.

In 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and SFAS No. 149. The standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships.

The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency, commodity and certain equity-linked employee compensation exposures which exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (foreign-currency hedge), or (4) a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value are recognized to act as economic offsets to changes in fair value of the underlying hedged item and do not qualify for hedge accounting under SFAS No. 133).

Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow hedge (e.g., a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners' equity (deficit).

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a targeted ratio of variable versus fixed-rate debt.

In November 2002, the company terminated interest rate swap contracts with a notional value of $250 that converted fixed-rate debt (6.75% notes due 2011) to variable and received

(dollars in millions, except per share amounts)

$37. Of this amount, $3 represented accrued interest earned on the swap prior to the termination date. The remainder of $34 is being amortized over the remaining life of the notes as a reduction to interest expense. The company also entered into ten-year interest rate swaps that converted $300 of ten-year 5% fixed-rate notes issued in November 2002 to variable.

In 2002, the company entered into interest rate swaps that convert fixed-rate debt (5.50% notes due in 2007 and 5.875% notes due in 2009) to variable. These swaps mature in 2007 and 2009, respectively, and are accounted for as fair-value hedges. The amounts paid or received on these hedges and adjustments to fair value are recognized as adjustments to interest expense. In 2001, the company entered into interest rate swaps that convert fixed-rate debt (6.75% notes due in 2011) to variable. These fair-value swaps were terminated in November 2002. The notional amount of fair-value interest rate swaps was $475 and $425 at August 3, 2003 and July 28, 2002, respectively. The swaps had a fair value of $2 and $31 at August 3, 2003 and July 28, 2002, respectively.

In 2002, the company entered into interest rate swaps with a notional value of $300 that convert variable-rate debt to fixed. The swaps mature in 2004 and are accounted for as cash-flow hedges. Consequently, the effective portion of unrealized gains/(losses) is deferred as a component of Accumulated other comprehensive income/(loss) and is recognized in earnings at the time the hedged item affects earnings. The amounts paid or received on the hedge are recognized as adjustments to interest expense. The fair value of the swaps was $(1) as of August 3, 2003.

In anticipation of the $300 seven-year notes issued in September 2001, the company entered into forward-starting interest rate swap contracts with a notional value of $138. Upon issuance of the notes, the contracts were settled at a loss of approximately $4. This loss was recorded in other comprehensive income/(loss) and is being amortized to interest expense over the life of the notes.

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign currency forward purchase and sale contracts, options and cross-currency swaps in order to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business.

Qualifying forward exchange contracts and cross-currency swap contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction, or when future cash flows related to a recognized asset or liability are expected to be received or paid. The effective portion of the changes in fair value on these instruments is recorded in Accumulated other comprehensive income/(loss) and is reclassified into the Statements of Earnings on the same line item and in the same period or periods in which the hedged transaction affects earnings. The fair value of these instruments was $(97) at August 3, 2003.

Qualifying forward exchange contracts are accounted for as fair-value hedges when the hedged item is a recognized asset, liability or firm commitment. The fair-value of such contracts was not material at August 3, 2003.

The company also enters into certain foreign currency derivative instruments that are not designated as accounting hedges. These instruments are primarily intended to reduce volatility of certain intercompany financing transactions. Gains and losses on derivatives not designated as accounting hedges are typically recorded in Other expenses, as an offset to gains/(losses) on the underlying transaction. The fair value of these instruments was $3 at August 3, 2003.

Foreign currency forward contracts typically have maturities of less than one year. Principal currencies include the Australian dollar, British pound, Canadian dollar, euro, Japanese yen and Swedish krona.

As of August 3, 2003, the accumulated derivative net loss in other comprehensive income for cash-flow hedges, including the cross-currency swaps, variable to fixed interest rate swaps and forward starting swap contracts was $5, net of tax. As of July 28, 2002, the accumulated derivative net gain in other comprehensive income for cash-flow hedges, including the cross-currency swaps, variable to fixed interest rate swaps and forward starting swap contracts was $2, net of tax. Reclassifications from Accumulated other comprehensive income/(loss) into the Statements of Earnings during the period ended August 3, 2003 were not material. There were no discontinued cash-flow hedges during the year. At August 3, 2003, the maximum maturity date of any cash-flow hedge was approximately eight years.

Other disclosures related to hedge ineffectiveness, gains/(losses) excluded from the assessment of hedge effectiveness, gains/(losses) arising from effective hedges of net investments, gains/(losses) resulting from the discontinuance of hedge accounting and reclassifications from other comprehensive income to earnings have been omitted due to the insignificance of these amounts.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil, and wheat. These instruments are designated as cash-flow hedges. The fair value of the effective portion of the contracts is recorded in Accumulated other comprehensive income/(loss) and reclassified into Cost of products sold in the period in which the underlying transaction is recorded in earnings. Commodity hedging activity is not material to the company's financial statements.

The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index and the total return of the company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2004, was $21 at August 3, 2003. These instruments are not designated as accounting hedges. Gains and losses are recorded in the Statements of Earnings. The net asset recorded under these contracts at August 3, 2003 was approximately $1.

19 Shareowners' Equity (Deficit)

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

The company sponsors a long-term incentive compensation plan. Under the plan, restricted stock and options may be granted to certain officers and key employees of the company. The plan provides for awards up to an aggregate of 50 million shares of Capital stock. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period. See also Note 1 to the Consolidated Financial Statements for additional information on accounting for stock-based compensation, including the pro forma impact if the company applied the fair value recognition provisions of SFAS No. 123.

In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vest in 2002, 2003 or 2004. The company recognizes compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $6 in 2003, $11 in 2002, and $8 in 2001.

Restricted shares granted are as follows:

(shares in thousands)	**2003**	2002	2001
Restricted Shares			
Granted	**900**	94	184

Information about stock options and related activity is as follows:

(options in thousands)	**2003**	**Weighted Average Exercise Price**	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price
Beginning of year	**30,006**	**$28.21**	17,370	$30.30	24,024	$32.16
Granted	**577**	**22.89**	15,176	25.53	1,361	31.95
Exercised	**(847)**	**19.66**	(827)	17.52	(2,434)	16.82
Terminated	**(874)**	**28.67**	(1,713)	31.16	(929)	40.36
Converted to restricted stock	—	—	—	—	(4,652)	46.13
End of year	**28,862**	**$28.29**	30,006	$28.21	17,370	$30.30
Exercisable at end of year	**17,665**		12,595		12,160	

(options in thousands)	Stock Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$16.81–$22.60	2,278	2.2	$20.47	2,075	$20.33
$22.61–$31.91	23,336	7.2	$27.26	12,781	$28.80
$31.92–$44.41	2,715	5.4	$38.70	2,276	$39.88
$44.42–$56.50	533	3.1	$53.97	533	$53.99
	28,862			17,665	

In 1999, the company entered into forward stock purchase contracts to partially hedge the company's equity exposure from its stock option program. On December 12, 2000, the company purchased 11 million shares of common stock under the existing forward contracts for approximately $521.

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive. In 2001, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately three million shares under forward stock purchase contracts.

20 Commitments and Contingencies

On March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. (VFI). VFI and several of its affiliates (collectively, Vlasic)

(dollars in millions, except per share amounts)

commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the Plan) was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB L.L.C., a limited liability company (VFB) whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the amended complaint to be $200), plus unspecified exemplary and punitive damages. While this case is still in its early stages and the ultimate disposition of complex litigation is inherently difficult to assess, the company believes the action is without merit and is defending the case vigorously.

The company received an Examination Report from the Internal Revenue Service on December 23, 2002, which included a challenge to the treatment of gains and interest deductions claimed in the company's fiscal 1995 federal income tax return, relating to transactions involving government securities. If the proposed adjustment were upheld, it would require the company to pay a net amount of approximately $100 in taxes, accumulated interest to date, and penalties. Interest will continue to accrue until the matter is resolved. The company believes these transactions were properly reported on its federal income tax return in accordance with applicable tax laws and regulations in effect during the period involved and is challenging these adjustments vigorously. While the outcome of proceedings of this type cannot be predicted with certainty, the company believes that the ultimate outcome of this matter will not have a material impact on the consolidated financial condition or results of operation.

Early in 2000, ten purported class action lawsuits were commenced against the company and two of its former executives in the United States District Court for the District of New Jersey. The lawsuits were subsequently consolidated, and an amended consolidated complaint was filed alleging, among other things, that the company and the former executives misrepresented the company's financial condition between September 8, 1997 and January 8, 1999, by failing to disclose alleged shipping and revenue recognition practices in connection with the sale of certain company products at the end of the company's fiscal quarters in violation of Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. On February 6, 2003, the company announced it had reached an agreement in principle to settle this case. The district court's order approving the settlement was issued on May 22, 2003 and became effective June 23, 2003. Pursuant to the court's order, all claims have been dismissed and the litigation has been terminated in exchange for a payment of $35, which was made in June 2003. The full amount of the payment was covered by insurance. The settlement does not constitute an admission of fault or liability by the company or any other defendant.

The company is a party to other legal proceedings and claims, environmental matters and tax issues arising out of the normal course of business. Although the results of the pending claims and litigation cannot be predicted with certainty, in management's opinion, the final outcome of these other legal proceedings and claims, environmental matters and tax issues will not have a material effect on the consolidated results of operations, financial position or cash flows of the company.

The company has certain operating lease commitments, primarily related to warehouse and office facilities, retail store space, and certain equipment. Future minimum annual rental payments under these operating leases are as follows:

2004	2005	2006	2007	2008	Thereafter
$67	$58	$42	$36	$32	$59

In November 2002, FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 clarifies the requirements relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The company guarantees almost 1,200 bank loans made to Pepperidge Farm independent sales distributors for the purchase of distribution routes. The maximum potential amount of future payments the company could be required to make under the guarantees is approximately $85. The company's guarantees are secured by the distribution routes. The company does not believe it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. Prior to the adoption of FIN 45, no amounts were recognized on the Consolidated Balance Sheets related to these guarantees. The amount recognized as of August 3, 2003 is not material.

The company has provided certain standard indemnifications in connection with divestitures and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters are not material at August 3, 2003.

21 Statements of Cash Flows

	2003	2002	2001
Cash Flows from Operating Activities:			
Other non-cash charges to net earnings:			
Non-cash compensation/benefit related expense	**$ 60**	$ 41	$ 25
Net loss on fixed assets, long-term investments, minority interest	**33**	16	12
Other	**—**	(4)	1
Total	**$ 93**	$ 53	$ 38
Other:			
Benefit related payments and pension contributions	**$ (63)**	$ (54)	$ (44)
Payments for hedging activities	**(67)**	(48)	22
Other	**(7)**	3	33
Total	**$(137)**	$ (99)	$ 11

	2003	2002	2001
Interest paid, net of amounts capitalized	**$ 173**	$173	$208
Interest received	**$ 5**	$ 4	$ 12
Income taxes paid	**$ 225**	$222	$310

22 Subsequent Event

In September 2003, the company issued $300 ten-year 4.875% fixed-rate notes. While planning for the issuance of these notes, the company entered into treasury lock agreements with a notional value of $100 that effectively fixed a portion of the interest rate on the debt prior to issuance. These agreements were settled at a minimal gain upon issuance of the notes. In connection with this issuance, the company entered into ten-year interest rate swaps that convert $200 of the fixed-rate debt to variable.

In September 2003, the company also entered into $100 five-year interest rate swaps that convert a portion of the 5.875% fixed-rate notes due October 2008 to variable.

23 Quarterly Data (unaudited)

2003	**First**	**Second**	**Third**	**Fourth**
Net sales	**$1,705**	**$1,918**	**$1,600**	**$1,455**
Cost of products sold	**971**	**1,056**	**920**	**858**
Net earnings[1]	**161**	**231**	**129**	**74**
Per share – basic				
Net earnings[1]	**0.39**	**0.56**	**0.31**	**0.18**
Dividends	**0.1575**	**0.1575**	**0.1575**	**0.1575**
Per share – assuming dilution				
Net earnings[1]	**0.39**	**0.56**	**0.31**	**0.18**
Market price				
High	**$23.90**	**$24.99**	**$24.30**	**$26.43**
Low	**$21.00**	**$19.65**	**$19.95**	**$21.35**

2002	First	Second	Third	Fourth
Net sales	$1,729	$1,810	$1,371	$1,223
Cost of products sold	971	1,004	782	686
Net earnings	171	203	96	55
Per share – basic				
Net earnings	0.42	0.49	0.23	0.13
Dividends	0.1575	0.1575	0.1575	0.1575
Per share – assuming dilution				
Net earnings	0.42	0.49	0.23	0.13
Market price				
High	$29.27	$31.44	$28.85	$28.40
Low	$25.52	$27.81	$25.59	$21.00

1 Net earnings in the first quarter include the cumulative effect of a change in accounting principle of $31 or $.08 per share (see Note 3 to the Consolidated Financial Statements).

In 2003, the company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and discontinued the amortization of goodwill and indefinite-lived intangible assets. Results for 2002 include $70 ($54 after-tax or $.13 per share) of amortization. See also Note 3 to the Consolidated Financial Statements.

Report of Management

The accompanying financial statements have been prepared by the management of the company in conformity with generally accepted accounting principles to reflect the financial position of the company and its operating results. Financial information appearing throughout this Annual Report is consistent with that in the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgments required for their preparation.

In order to meet its responsibility, management maintains a system of internal controls designed to assure that assets are safeguarded and that financial records properly reflect all transactions. The company also maintains a worldwide auditing function to periodically evaluate the adequacy and effectiveness of such internal controls, as well as the company's administrative procedures and reporting practices. The company believes that its long-standing emphasis on the highest standards of conduct and business ethics, set forth in extensive written policy statements, serves to reinforce its system of internal accounting controls.

The report of PricewaterhouseCoopers LLP, the company's independent auditors, covering their audit of the financial statements, is included in this Annual Report. Their independent audit of the company's financial statements includes a review of the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards.

The company's internal auditors report directly to the Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company. The Audit Committee meets regularly with the internal auditors, other management personnel, and the independent auditors. The independent auditors and the internal auditors have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention.

Douglas R. Conant

Douglas R. Conant
President and Chief Executive Officer

Robert A. Schiffner

Robert A. Schiffner
Senior Vice President and Chief Financial Officer

Gerald S. Lord
Vice President – Controller

September 11, 2003

Report of Independent Auditors

To the Shareowners and Directors of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, shareowners' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at August 3, 2003 and July 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 3, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective July 29, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

September 18, 2003

Five-Year Review – Consolidated

(millions, except per share amounts)

Fiscal Year	**2003**[1]	2002[2]	2001[3]	2000	1999[4]
Summary of Operations					
Net sales	**$ 6,678**	$ 6,133	$ 5,771	$ 5,626	$ 5,803
Earnings before interest and taxes	**1,105**	984	1,194	1,265	1,270
Earnings before taxes	**924**	798	987	1,077	1,097
Earnings before cumulative effect of accounting change	**626**	525	649	714	724
Cumulative effect of accounting change	**(31)**	—	—	—	—
Net earnings	**595**	525	649	714	724
Financial Position					
Plant assets – net	**$ 1,843**	$ 1,684	$ 1,637	$ 1,644	$ 1,726
Total assets	**6,205**	5,721	5,927	5,196	5,522
Total debt	**3,528**	3,645	4,049	3,091	3,317
Shareowners' equity (deficit)	**387**	(114)	(247)	137	235
Per Share Data					
Earnings before cumulative effect of accounting change – basic	**$ 1.52**	$ 1.28	$ 1.57	$ 1.68	$ 1.64
Earnings before cumulative effect of accounting change – assuming dilution	**1.52**	1.28	1.55	1.65	1.63
Net earnings – basic	**1.45**	1.28	1.57	1.68	1.64
Net earnings – assuming dilution	**1.45**	1.28	1.55	1.65	1.63
Dividends declared	**0.63**	0.63	0.90	0.90	0.885
Other Statistics					
Capital expenditures	**$ 283**	$ 269	$ 200	$ 200	$ 297
Number of shareowners (in thousands)	**46**	47	48	51	51
Weighted average shares outstanding	**411**	410	414	425	441
Weighted average shares outstanding – assuming dilution	**411**	411	418	432	445

In 2003, the company adopted SFAS No. 142 resulting in the elimination of amortization of goodwill and other indefinite-lived intangible assets. Prior periods have not been restated. See Note 3 to the Consolidated Financial Statements for additional information.

The 2003 fiscal year consisted of fifty-three weeks compared to fifty-two weeks in the prior periods. The additional week contributed 1 to 2 percentage points of the sales increase compared to 2002, and approximately $.02 per share.

In 2002, financial results were restated to conform to the requirements of new accounting standards. Certain consumer and trade promotional expenses have been reclassified from Marketing and selling expenses and Cost of products sold to Net sales for years 1999 to 2001.

1 2003 results include pre-tax costs of $1 ($1 after tax) related to an Australian manufacturing reconfiguration. These costs were recorded in Cost of products sold.

2 2002 results include pre-tax costs of $20 ($14 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $19 were recorded in Cost of products sold.

3 2001 results include pre-tax costs of $15 ($11 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $5 were recorded in Cost of products sold.

4 1999 earnings from continuing operations include a net pre-tax restructuring charge of $36 ($27 after tax or $.06 per share basic and assuming dilution). Earnings from continuing operations also include the effect of certain non-recurring costs of $22 ($15 after tax or $.03 per share basic and assuming dilution).

Board of Directors

George M. Sherman
Chairman of Campbell Soup Company and Retired President and Chief Executive Officer of Danaher Corp.[2]

Douglas R. Conant
President and Chief Executive Officer of Campbell Soup Company[3]

Edmund M. Carpenter
President and Chief Executive Officer of Barnes Group Inc.[1,3]

Bennett Dorrance
Private Investor and Chairman and Managing Director of DMB Associates[2,3]

Kent B. Foster
Chairman and Chief Executive Officer of Ingram Micro, Inc.[1,4]

Harvey Golub
Retired Chairman and Chief Executive Officer of American Express Company[2,3]

Randall Larrimore
Chairman of Olin Corporation and Retired President and Chief Executive Officer of United Stationers Inc.[1,2]

David K. P. Li
Chairman and Chief Executive of The Bank of East Asia, Limited[3]

Philip E. Lippincott
Former Chairman of Campbell Soup Company and Retired Chairman and Chief Executive Officer of Scott Paper Company[2,3]

Mary Alice D. Malone
Private Investor and President of Iron Spring Farm, Inc.[3,4]

David C. Patterson
Founder and Chairman Brandywine Trust Company[3,4]

Charles R. Perrin
Retired Chairman and Chief Executive Officer of Avon Products, Inc.[1,2]

Donald M. Stewart
President and Chief Executive Officer of the Chicago Community Trust[2,4]

George Strawbridge, Jr.
Private Investor and President of Augustin Corporation[1,4]

Charlotte C. Weber
Private Investor and President and Chief Executive Officer of Live Oak Properties[2,4]

Officers
(as of October 2003)

Douglas R. Conant
President and Chief Executive Officer

Jerry S. Buckley
Senior Vice President – Public Affairs

Terry K. Danahy
Senior Vice President – Human Resources

M. Carl Johnson, III
Senior Vice President – Chief Strategy Officer

Ellen Oran Kaden
Senior Vice President – Law and Government Affairs

R. David C. Macnair
Senior Vice President – Global Research and Development

Larry S. McWilliams
Senior Vice President and President – North America Soup

Denise M. Morrison
Senior Vice President and President – Global Sales and Chief Customer Officer

Robert A. Schiffner
Senior Vice President and Chief Financial Officer

Doreen A. Wright
Senior Vice President and Chief Information Officer

Anthony P. DiSilvestro
Vice President and Managing Director – Campbell International

John Doumani
Vice President and President – Campbell International

John J. Furey
Vice President and Corporate Secretary

James A. Goldman
Vice President and President – North America Sauces and Beverages

Richard J. Landers
Vice President – Taxes

Gerald S. Lord
Vice President – Controller

William J. O'Shea
Vice President – Treasurer

Mark A. Sarvary
Vice President and President – Pepperidge Farm

Shareowner Information

World Headquarters
Campbell Soup Company
Campbell Place
Camden, NJ 08103
(856) 342-4800
(856) 342-3878 (Fax)

Stock Exchange Listings
New York, Philadelphia, London, Swiss
Ticker Symbol: CPB
Newspaper Listing: CamSp

Transfer Agent and Registrar
EquiServe Trust Company
P.O. Box 43069
Providence, RI 02940-3069
1-800-446-2617

Independent Auditors
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends
Campbell has paid dividends since the company became public in 1954. Dividends are normally paid quarterly, at the end of January, April, July and October.

A dividend reinvestment plan is available to shareowners. For information about dividends or the dividend investment plan, write: Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43081, Providence, RI 02940-3081, or call: (781) 575-2723 or 1-800-446-2617.

Annual Meeting
The Annual Meeting of Shareowners will be held on November 21, 2003 at 11 a.m., Eastern Standard Time, at the Sheraton Hotel at Bradley International Airport, Windsor Locks, CT 06096.

Publications
For copies of the Annual Report or the SEC Form 10-K (filed annually in October) or other financial information, write: Investor Relations at the World Headquarters address, or call 1-888-SIP-SOUP (1-888-747-7687) or visit our worldwide website at www.campbellsoup.com.

For copies of Campbell Soup Company's Equal Opportunity Report or the Annual Report of the Campbell Soup Foundation, write to: Public Affairs at the World Headquarters address.

Information Sources
Inquiries regarding our products may be addressed to Campbell's Consumer Response and Information Center at the World Headquarters address, or call 1-800-257-8443.

Media and public relations inquiries should be directed to John Faulkner, Director – Corporate Communications at the World Headquarters address, or call (856) 342-3738.

Investors and financial analysts may contact Leonard F. Griehs, Vice President – Investor Relations, at the World Headquarters address, or call (856) 342-6428.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to EquiServe Trust Company, 1-800-446-2617.

Shareowner Information Service
For the latest quarterly business results, or other information requests such as dividend dates, shareowner programs or product news, call 1-888-SIP-SOUP (1-888-747-7687). Shareowner information is also available on the worldwide website at: www.campbellsoup.com.

Campbell Brands
Product trademarks of Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.

Thanks to all the Campbell employees pictured in this year's annual report.

Committees 1 Audit 2 Compensation & Organization 3 Finance & Corporate Development 4 Governance


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